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AUG 2 1 2002
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OICF/BY: dlw

DATE : 8/16/02

Centrica plc
Annual report and accounts 2000

centrica

taking care of the essentials



TAKING CARE OF THE ESSENTIALS
FOR MILLIONS OF CUSTOMERS
LIKE JOHN, MEL AND SIMON

Last year we undertook to provide more choice and value for our customers in Britain. We also said we'd grow our business internationally.

This is Centrica



People don't want to have to worry about essential services. They want their homes to be warm and secure and their cars to start. They want to be able to phone their friends and family – and they want the peace of mind that comes with getting these services from someone they can rely on.



Centrica aims to make life easier for millions of people. We do this by offering simple solutions for everyday service needs, including energy, telecommunications, roadside assistance and financial services.



We provide many services through our leading brands. Centrica offers dependability and value for money, taking care of the essentials for millions of people.

Contents

Our websites

www.centrica.com

www.theAA.com
www.directenergy.com
www.energyamerica.com
www.gas.co.uk
www.goldfish.com
www.PetrolBusters.com
www.talkgas.com

WHAT WE ACTUALLY DID...

We did what we promised in Britain – and we acquired three businesses in North America. We also announced a new partnership to offer a wider range of financial services.

in Britain and elsewhere. Specifically, we will extend our financial and telecommunications services.

centrica

Centrica's vision is to be a leading supplier of essential services in our chosen markets.

Our strategy is to retain and attract customers in our core businesses with continual improvements in service and value, while at the same time developing new opportunities in Britain and internationally.

Sales (£m)

2000	9,933
1999	7,217
1998	7,481

Earnings per share (pence)

2000	8.3
1999	4.3
1998	2.1

Closing share price (pence)

2000	259.25
1999	175.50
1998	121.00

AA

British Gas
Scottish Gas
Nwy Prydain

ENERGY AMERICA

Goldfish™

The AA

Apart from breakdown assistance for motorists throughout the British Isles, the AA offers competitive insurance, driving tuition and a wide range of traffic, travel and motoring information through its publications and award-winning website, theAA.com

British Gas/Scottish Gas

Day in, day out, millions of homes in Britain rely on gas and electricity from the country's leading energy supplier. Other services to help life run smoothly range from telecommunications to 24-hour breakdown cover for kitchen appliances, home heating, plumbing and drains.

Direct Energy/Energy America

Direct Energy and Energy America, new members of the Centrica family, provide a solid basis for growth in Canada and the USA as the energy markets there are gradually becoming more open to competition.

Goldfish

Launched in 1996, the Goldfish card has more than a million customers. Goldfish Guides are a popular online source of reliable consumer advice about a wide range of products. The planned Goldfish Bank will develop banking services for customers.



Sir Michael Perry CBE
Chairman

Chairman's statement
'The events of the year confirm that our strategy is on course.'

It has been an important year of progress for Centrica. We have maintained our position as the leading supplier of energy in Great Britain, and we have further expanded the range of services we offer to meet customers' needs in the home and on the road. In addition, we have begun to develop our business internationally.

Our leading position in energy supply to the home enables us to develop a range of other services to meet essential needs, offering reassurance and better value for millions of customers. We have shown this approach works in Britain, and it is capable of succeeding just as well in other parts of the world. This, combined with the constant efforts to look after and retain our existing customers, is at the heart of our strategy for growth.

Performance

The events of the year confirm that the fulfilment of our strategy is on course. At the year end, we had 14 million residential customers for gas in Britain, 4 million for electricity and over 150,000 signed up for our new telecommunications service under the British Gas brand. The acquisition of the AA the previous year proved positive for members and shareholders alike, with increased profits and a record membership level of almost 11 million. In financial services, the joint venture with Lloyds TSB announced in December will allow us to extend our range under the Goldfish brand.

During the year we completed the acquisition of two businesses in North America and announced a third, giving us a base of more than one and a quarter million customers. I am confident that this gives us the ideal foundation for the Centrica approach of building a successful business in a fast-changing marketplace.

This encouraging performance was accomplished against a background of highly competitive markets, particularly in gas and electricity. There was some considerable pressure on gas costs due primarily to a dramatic increase in the price of oil.

Notwithstanding these challenging conditions, our financial performance was also encouraging. Earnings before exceptional charges and goodwill amortisation, were £403 million, compared with £331 million in 1999, an improvement of 22 per cent.

Our customers

Our strategy is based on giving our customers excellent service. While we cannot afford to be complacent, I am happy to say the evidence is that we are improving our service to customers. This is borne out particularly by the large number of residential gas customers returning to British Gas.

Our people

Our performance and potential for the future depend on the thousands of dedicated people who make up our Company. I take this opportunity to thank all our employees for their commitment to serving our customers. They continue to show that it is by focusing on the needs of our customers that we can provide our shareholders with superior returns.

Shareholder returns

We paid an interim dividend of 1.1 pence and are proposing a final dividend of 1.7 pence per share to be paid in June 2001. This gives a total of 2.8 pence for the year, an increase of 12 per cent over 1999. I am pleased to record that, taking together dividends and the increased share value, the returns to shareholders since the formation of Centrica have been in the top quarter in our comparator group of FTSE 100 companies.

The board

During the year, Mark Clare was appointed deputy chief executive, with particular responsibility for Centrica financial services and e-commerce, and in November Phillip Bentley joined Centrica as finance director. On 1 January 2001, Roger Carr joined the board as a non-executive director. These appointments reinforce the strength of the management team, and I know that Centrica will benefit greatly from the background and experience that Phillip and Roger bring to the Company.

The future

Our vision – of becoming a leading provider of essential services in our chosen markets – has been well received. There has been clear progress during the year, against a background of very competitive market conditions. Progress in the liberalisation of international energy markets will open up attractive opportunities to develop our business, as will increased freedom to compete in some of the newer markets we are entering in Britain.

We will continue to consolidate our core businesses in Britain, and will look for growth opportunities both here and in deregulating markets internationally.

Sir Michael Perry CBE
Chairman



Roy Gardner
Chief executive

Chief executive's summary 'Our vision remains clear. We want to be a leading supplier of essential services in our chosen markets.'

During the year 2000 we put in place several key elements of our strategy for Centrica's future growth. At the same time, we made sure that our core businesses continued to perform well. Taking these factors together, I believe we have met many – and exceeded some – of the expectations of our shareholders and customers.

There is a rich seam of opportunity in the fast-developing, highly competitive marketplace for energy and other essential services in the home and on the road. We have achieved a great deal, but there's much more to do if we are to build and sustain our position as a market leader in Great Britain and, in future, internationally.

Centrica's performance in 2000 supports our belief that we are pursuing the right strategy. Our vision remains clear. We want to be a leading supplier of essential services in our chosen markets. We have already achieved this in Britain – and further afield, we have laid the foundations for growth in North America.

Our strategy has two objectives: to defend our core markets and to pursue growth in Britain and elsewhere. Supporting this is the commitment to build on our expertise in managing relationships with millions of customers, and to enhance the service we give them under our leading consumer brands. We are developing an organisation with the competence, scale and resources to deliver, as efficiently as possible, the highest quality service to our customers.

Competitive markets are fundamental to our strategy. Further progress in deregulation is needed, both in Britain and internationally. There are significant opportunities for Centrica, and benefits for our customers, as the energy and telecommunications markets become more open.

The chairman has mentioned the highlights of our performance during the year. I will look at these in a little more detail, starting with the defence of our core markets.

Energy supply

In the field of energy supply, we have retained 70 per cent of the residential gas market in Britain, which has continued to be highly competitive. In less than three years since the markets opened to competition, we have become one of the largest suppliers of electricity to residential customers. The implementation of the New Electricity Trading Arrangements (NETA) will finally make the electricity market as competitive as gas. Our energy management capability has delivered the sourcing of gas and electricity needed to keep pace with developments. We continually review our mix of assets, long-term contracts and trading activities to make sure we have the flexibility we need for effective risk management.

Internationally, we have built a good foundation for growing our presence in North America. During the year we acquired Direct Energy and Avalanche Energy and in January 2001 we completed our purchase of Energy America, making Centrica today the North American market leader in the unregulated sector of energy supply with more than one and a quarter million customers. This is the first stage in our vision of becoming a leading retailer of energy to residential, commercial and small business customers in North America. We are well placed to grow as the markets liberalise. In Ontario, Canada, competition in residential electricity is planned to commence in 2001. We welcome the efforts in many states in the USA towards deregulation, joining those where customers already enjoy the benefits of an open market.

In some European countries, the pace of liberalising energy markets is disappointingly slow, and their citizens are unable to choose their own suppliers. We welcome the European Commission's moves to encourage free energy markets and the planned gas directive is expected to accelerate this process.

Telecommunications

At the end of September, we launched our telecommunications offer under the British Gas and Scottish Gas brands, covering fixed, mobile and internet services. The response has been very encouraging and by the year end over 150,000 customers had signed contracts. Customers will benefit from the regulator's plans to open up access to the local networks for connecting to homes and businesses.

Home services

During the year a growing number of customers took out our service cover for home heating, as well as our new drains cover and the extended cover for plumbing and kitchen appliances.

Road services

The considerably improved profit performance of road services reflects the benefits of our acquisition of the AA. In addition to the anticipated synergies, the business has grown to a record 10.9 million members at the end of the year, compared with 9.7 million a year ago.

Financial services

The AA has made an important contribution to our expertise in financial services, with a strong position in insurance and the potential to develop further value for our customers as an intermediary. The continued development of our Goldfish brand has also strengthened Centrica's offer in the financial services field. Goldfish Card customers benefit from a considerably enhanced internet capability. The Goldfish Guide website has become a well-regarded source of consumer information.

In December we announced a joint venture with Lloyds TSB to form the Goldfish Bank, in which Centrica holds a 70 per cent controlling interest. This will bring together our customers and marketing skills with state-of-the-art banking systems and expertise, allowing us to move quickly in bringing banking products and services to market for our customers' benefit, and thus further enhance the Goldfish brand.

Our management team

The chairman mentioned Mark Clare's new role as deputy chief executive and Phillip Bentley's appointment as finance director. We have made further appointments to strengthen senior management for the challenges ahead, which include growing our international business, financial services, telecommunications and e-commerce activities.

The community

For our Company, the privilege of playing an essential part in the lives of millions brings with it a responsibility to support those who depend on us, and to contribute to the well-being of our community. This is a responsibility we take very seriously. We have developed a range of programmes and partnerships to help elderly and vulnerable people, including those who suffer fuel poverty. Through flexible working arrangements we strive to develop equal employment opportunities for disabled people and for carers. We have put in place a programme of environmental management and improvement that cuts across all our operations. The detail and the progress of these efforts is described on pages 11 to 13.

The future

We have taken some important steps during the year towards securing our two strategic objectives of defending our core markets and pursuing growth. In Britain we will benefit from the increasing scale of our electricity supply business in the year ahead. We will continue to see growth in telecommunications and financial services, still in their investment phases. We will also grow our presence in North America and continue to look for opportunities in Europe. I am confident that in 2001, we will see further progress towards our vision.

Roy Gardner
Chief executive

We promised to give customers more choice and value by becoming one of the largest suppliers of residential electricity in Britain and launching a new telecommunications service.

MORE CHOICE BETTER VALUE...



John is one of two million people who switched to British Gas for their electricity supply last year. With so many suppliers to choose from, John preferred to trust his own experience of British Gas as a company that is reliable and gives value for money.

Operating review
Our focus remains on improving our customer service at all points of contact.

Top: British Gas was the first major national energy company to drop the standing charge.

Bottom: Consistently good customer service is the object of a company-wide training programme.




enjoy yourself!

Total residential gas and electricity accounts on supply (millions).


20
19
18
17
16
15
Feb 97
Dec 00

Energy supply (Great Britain)

The number of residential energy accounts being supplied by Centrica in Britain, including both gas and electricity, rose by 8 per cent to over 18 million during the year.

Gas

Despite strong competitive pressures, we have retained 70 per cent of the residential gas market in Britain. Almost two and a half million gas customers joined us or returned to us since competition began, persuaded by customer value and the benefits we provide.

We were the first major national energy company to abolish the unpopular standing charge for mains supply to the home. We have redesigned our bills to make them easier to read and understand. We read meters more frequently so there are fewer estimated bills.

The development of our services via the internet offers further benefits. Customers can already enter their own meter readings on the gas.co.uk site, and in the coming year we plan further to enhance such features as online bill interrogation and payment, energy-saving advice, product catalogues for heating and security systems, and services such as installation and maintenance of household appliances.

Our share of the industrial and commercial market has stayed level at around a quarter.

Increased demand for gas, combined with the effects of higher oil prices, saw the average price of gas for the year on the British wholesale market rise to around 18 pence per therm, an increase of over 50 per cent. We anticipate these factors will continue to impact upon the business in the year 2001.

Centrica welcomed the proposals made by Ofgem in December, which included the lifting of the remaining residential price caps by April 2001.

According to figures from the Gas Consumers Council (now

We're now providing electricity for four million customers and over 150,000 signed up for our telecommunications services. We also removed the standing charge for residential energy customers.

customers by the end of 2001 – including mobiles and web access as well as a fixed-line service.

That covers it
Last year 70,000 people asked British Gas to provide cover for their home heating systems, increasing the total so covered to a record 3.2 million. Plumbing cover attracted 250,000 new customers and 200,000 benefit from British Gas cover for their kitchen appliances.

Well connected
In the three months since it was launched, 150,000 people signed up for British Gas telecommunications, including fixed-line, internet and mobile telephone services.

Choosing the quiet life
Thousands more people took out car and home insurance policies through the AA supported by a TV advertising campaign last year.



Value for money and the peace of mind that comes from a trusted supplier were amongst the reasons why people chose the AA to protect their homes and cars.

Taking care of your finances
Managing our personal finances matters – and the Goldfish card offers the service, choice and value that helps us do it better. Service and information are available round the clock, online and on the phone.

Our trial launch of a Goldfish ISA was so successful that we are planning to extend the range of products offered under the Goldfish brand.


Goldfish
MasterCard

energywatch), the number of complaints from our gas supply customers fell by 37 per cent. We are pleased by our progress in this area, and we are continuing to invest in staff training, customer systems and additional call centre staff. Our focus remains on improving our customer service at all points of contact.

Liquefied petroleum gas (LPG)

Some 55,000 properties situated beyond the mains gas supply – including homes, hotels, pubs and small businesses – enjoy the benefits of gas, thanks to British Gas LP Gas. In October 2000, we acquired the residential and small commercial LPG gas cylinder business of Shell Gas, making us the second largest provider of LPG with over 13 per cent of the British market. Our LPG customers receive many of the same incentives enjoyed by mains gas customers, such as dual fuel discount and the ability to redeem Goldfish points.

With a team of 400, including call centre staff, delivery drivers and field sales personnel, we are one of only three companies offering LPG nationwide. The benefits of vehicle fuel provided by British Gas LP Gas have made this a popular choice for fleet managers of organisations such as local authorities.

Electricity

The number of customers receiving electricity from British Gas rose to four million at the end of the year; during the last quarter around 40,000 additional customers per week were being supplied. As a result, we are now one of the largest suppliers of electricity to residential customers in Britain.

New ways of attracting electricity customers are being developed all the time. For example, they can sign up online on the gas.co.uk site. Of our electricity customers, around 80 per cent have opted for the benefits offered by the dual fuel scheme. Other British Gas product offers have been trialled during the year with great success. The homemovers service, used by over 840,000 customers in 2000, is another effective way of raising awareness since it can advise our customers on such a wide range of essential services. We are also steadily developing our non-residential electricity market, where we already supply around 100,000 small and medium enterprises.

Centrica has played an important part in developing proposals for NETA, which we regard as an opportunity to establish a more efficient and accountable electricity trading market. We are looking forward to the implementation of NETA in 2001.

We are continuing to look at ways of acquiring equity in electricity-generating assets at a realistic cost and, in this connection, we are currently reviewing the implications of the government's lifting of restrictions on the building of gas-powered stations.

Supporting energy needs

As Britain's leading provider of energy to the home through the British Gas brand, we are committed to helping our less advantaged customers. Through our work with Help the Aged we offer support for vulnerable older people. Our 'Warm A Life' scheme and our work with Citizens Advice Bureaux are aimed at people who have difficulty meeting the cost of their energy needs. We have a range of programmes to improve the energy efficiency of homes and to help people reduce their energy consumption. Our efforts to develop effective support in these areas are described more fully in the 'Centrica's world' section on pages 11-13.

Gas production

We have made best use of our Morecambe reservoirs, which again produced some 20 per cent of the gas we supplied. The South Morecambe field operated close to maximum capacity in response to the high level of demand. The foundations were laid for a new onshore compression plant at South Morecambe. This will enable us to bring gas ashore faster and increase the delivery capacity of the field by 10 per cent – enough to supply an extra 400,000 customers a year.

Our strategy remains to provide about 20 per cent of our energy supplies from our own resources, in North America as well as in Britain.

satisfaction, and offer more ways for people to access our services on the Internet.

WHAT PEOPLE WANT...

Mel is like anyone else: if her car breaks down she wants it fixed there and then, not towed to a garage. The AA makes every effort to give you the service you want. Our members say they far prefer to have their car fixed by the roadside. So every day, around 9,000 members, like Mel, drive away happy after getting help from the AA.



Operating review continued

At the year end, the proven and probable reserves of Morecambe were 2,697 billion cubic feet (bcf). Production during 2000 totalled 423 bcf. In addition, the Group has 302 bcf of gas reserves, located in Liverpool Bay and in the southern North Sea.

Energy trading

Our skills in commodity and risk management play an essential part in managing the Morecambe gas fields and in handling more than £5 billion-worth of energy and transportation purchases. Centrica supports the liberalisation of the European energy markets. During the year we further developed our expertise in trading to Europe, and we are one of the largest trading houses in the European wholesale gas market.

Energy supply (North America)

In August 2000, we completed our first acquisition of an overseas business. The purchase of Direct Energy Marketing Limited in Canada brought with it 820,000 gas customers – primarily in Ontario – and natural gas reserves in Alberta. This has given us a strong base in North America, where most of the gas and electricity markets are in the early stages of deregulation.

We have the skills and experience to succeed in deregulated energy supply markets and we believe there are significant opportunities for expansion in North America. We will export our skills in customer relationship management, strategy and customer service, and we are evaluating the potential in due course of adding non-energy essential products and services as we have done in Britain.

The purchase of Direct Energy also brought a 27.5 per cent interest in Energy America, a joint venture with the US utility Sempra, with over 400,000 residential and small business gas and electricity customers in the USA. Energy America already operates in six states, and in time will be able to compete for a market of 50 million electricity customers and 30 million gas customers. In January 2001 we completed the acquisition of Sempra's share of Energy America, thereby achieving full ownership of the business.

Top: British Gas offers a range of telecommunications – fixed-line, mobile and internet – on a single bill.

Bottom: Centrica's geographical coverage in North America.




Manitoba
CANADA
Ontario
Michigan
Ohio
Pennsylvania
UNITED STATES
Maryland
Georgia

Kitchen appliance and plumbing cover (000s).


600
450
300
150
0
Mar 99
Dec 00

Kitchen appliance contracts —
Plumbing contracts —

Customer satisfaction remained high under all our brands and we've upgraded all our websites including theAA.com.

information. We will also bring in a new type of AA roadside recovery vehicle to give our members an even better service.

When you're in a tight spot
Delivering what our members wanted was one reason why, for the second year running, the AA was voted the number one roadside recovery service in the influential J D Power survey. The AA scored highest in each of the three categories – response time, the patrol attending, and answering the phone.

That extra mile gets a smile
People have appreciated the extra efforts we've made to improve service for British Gas customers.

Complaints about gas supply dropped for the fourth year running with a 37 per cent improvement this year alone.


British Gas

It pays to go online
The AA website won an award for its insurance quotation service and now up to 25,000 people a week check it out for value for money cover in home and motor insurance.

As many as 12 per cent of AA motor insurance customers take out their policies online.

The Goldfish that researches
The Goldfish online consumer research guides were launched in September last year. They have been so popular that over 150,000 people checked the pages from where they were able to click through to buy from one of the listed suppliers if they wished.


Goldfish Guide
8.9% APR

The acquisition of Avalanche Energy, a Canadian oil and gas production company, has provided us with additional reserves to ensure a reliable and competitively-priced gas supply to our new customer base in North America. The key assets involved are gas fields in Alberta, which complement those operated by Direct Energy nearby.

We have retained excellent management teams in these successful businesses, and we are further strengthening them with expertise from elsewhere in the Company to help drive the strategy for growth.

Telecommunications
In September, as planned, we launched our telecommunications offer under the British Gas and Scottish Gas brands – another element in our range of essential services. We offer fixed-line, mobile and internet services and we can deliver them all under a single bill. At the same time we launched the talkgas.com website, where customers can view their telecoms accounts online so they can easily keep track of their spending.

Our fixed-line service offers discounts from the standard BT package, and our mobile service gives further savings for fixed-line and mobile phones on the same account. There are further incentive and loyalty rewards for existing British Gas customers.

Earlier in the year we announced the partners with whom we will deliver our telecommunications products. We reached agreement with Vodafone to provide our mobile network and associated mobile products, and with Cable & Wireless and Torch to provide fixed-line networks. Torch is also our internet and directory enquiries partner. In collaboration with Vodafone, we have developed a new billing and customer service system.

The team we have built to run this business combines our own expertise in looking after customers with outside knowledge and experience from the telecommunications industry. By the end of the year approximately 500 people had been recruited to staff our new national telecommunications centre in Manchester. Aided by our recent experiences of entering the electricity market, we have rapidly put in place billing systems, call centre capabilities and marketing programmes to support and develop the business.

By the end of the year we had signed up over 150,000 new customers. In 2001 we will also be targeting the small business market and offering a wider range of mobile phone packages. We are optimistic that we will reach our target of a million services to customers by the end of the year.

Home services
It has been a year of continued investment and growth in new product areas for our home services division. Over 70,000 customers have taken out new home heating cover contracts from British Gas, bringing the total to more than 3.2 million contracts. Our share of the installation and replacement market has remained stable. The first installations of electrical boilers by British Gas engineers took place during the year.

We've seen a strong rise in the number of British Gas plumbing cover contracts to 500,000. We are now trialling a new plumbing and drains cover product, combining the expertise of drains specialists with the skills of British Gas engineers in handling indoor plumbing repairs. Good progress was made in selling kitchen appliances breakdown cover, with over 200,000 contracts. The British Gas home security business received its NACOSS accreditation during the year, and with 25,000 contracts in place it is now Britain's largest supplier of monitored alarms for the home.

Home services increased its customer satisfaction ratings during the year with complaints to energywatch falling by 20 per cent year on year. In order to maintain our long-term service levels we have recruited over 300 new apprentices – more than double the previous year – and increased our total number of engineers to almost 5,000. Engineers' training has been extended across a wider range of products and equipment, in a programme that includes the use of mobile training units. During the year, home services received the Queen's Award for Enterprise, for its development and use of laptop computers and integrated mobile communications technology.

We promised we would offer customers who buy both gas and electricity from us a combined meter reading.

MAKING LIFE EASIER...

Simon and his family had so much to think about when they were moving home. Moving can be a stressful experience but British Gas helps make it simpler. Switching services such as gas, electricity and home heating maintenance from the old place to the new can be done in one call to the British Gas homemovers service.



Operating review continued

Road services

AA membership reached an all-time record of 10.9 million by the end of the year – the first full year that the roadside assistance service has been part of our Company. This was 1.2 million up on the year before. Retention of personal members has been very high at over 85 per cent, and a number of important manufacturer and fleet contracts have been won during the year.

We attended some 4.1 million vehicle breakdowns during the year 2000, of which 80 per cent were resolved on the spot, enabling our members to continue with their journeys.

For the second year running, the AA was ranked the top roadside assistance provider in market research organisation J D Power's survey of almost 25,000 drivers. The AA scored highest in each of the three categories, covering response time, the patrol attending and answering the phone.

We have continued developing technology, including a patrol-to-callout router, a new recovery vehicle and trials of programmes to diagnose faults using portable computers. The AA Vodafone Roadwatch 1800 Traffic Information service received in excess of three million calls during the year.

Financial services

With 1.6 million policies, Centrica is Britain's largest insurance intermediary. In a year of keen competition in the motor insurance market, with rising premiums leading to record levels of customer churn, our motor portfolio grew in the second half year. This followed the introduction of a direct writer, Churchill, onto the panel – an industry first. E-commerce too is making its mark, with over 40 per cent of our quotations being obtained and 12 per cent of sales completed via the web. Our AA Insurance site won the British insurance industry's award for its Rapidquote online service.

In other ways too, e-commerce should enable us to meet our customers' needs more efficiently, with better and more tailored services. On the goldfishcard.com website, customers can access their credit card statements, transfer balances, set up direct debits and redeem Goldfish points.

Top: During the year the AA has attended more than four million vehicle breakdowns.

Bottom: 24-hour breakdown cover for kitchen appliances, plumbing and drains gives real peace of mind.




FROM
£4.15
A MONTH

Personal and motor loans. (£m)


200
185
170
155
140
Sep 99
Dec 00
Moving annual total

thousands of customers now receive only one visit from the meter reader. Alternatively, customers can enter their own readings on the gas.co.uk site.

This year you will be able to check your bill online, make payment and access a range of information pages on the gas.co.uk site.

The invisible army
While the rest of us are having our breakfast or going about our busy lives, Centrica people are making sure that we don't have to worry about essentials.

Turn on the tap
Last year Centrica achieved record production levels from the Morecambe Bay gas field, making sure we can keep homes warm, meals cooked and water hot throughout the year.

Our teams study weather forecasts to anticipate our energy needs, making sure people can have a cup of tea when they want.



Being there
On Monday mornings there is always a surge in calls to our businesses. Through an innovative staff training scheme we share some of this load across call centres around the country, so we're at the end of the line when it counts.

All day and all of the night
Not so invisible are Centrica's 8,500 engineers and patrols, ready to respond to people's emergency needs 24 hours a day, seven days a week and 365 days a year.

It all helps people to forget about the essentials – and get on with leading their busy lives.



Redemption opportunities for Goldfish points were further extended during the year with new partners including The John Lewis Partnership joining the scheme. Customer satisfaction with the Goldfish business has remained very high during the year.

We ended the year with 74,000 personal loans under the AA and Goldfish brands, an increase of 10 per cent over the previous year against the background of a depressed motor loans market.

The AA's instalment finance business grew by 28 per cent during the year. Our trial scheme allowing the payment of AA membership by instalments was so successful that we are now looking to roll out retail credit facilities to support products under all Centrica brands.

By the end of the year there was a loan and credit card portfolio of more than £1.1 billion under the AA and Goldfish brands. The successful Goldfish ISA trial during the year will lead to the development of more financial services products, including most significantly the establishment of the Goldfish Bank, a joint venture with Lloyds TSB announced in December.

Other businesses

Our Goldfish Guides, giving consumers free access to price and specification comparisons for a wide range of products, were fully transferred to the web early in the year, with goldfishguide.com replacing the printed versions. The site recently won the best consumer product award from the Interactive Publishing Association.

The website theAA.com was redeveloped during the year to provide an unrivalled source of online traffic, travel and motoring information. Much of this is contributed by the AA publishing business, Britain's number one publisher of world travel guides with sales of £28 million during the year. The website not only provides detailed, up-to-the-minute information about motoring through its live Trafficmaster links, but also offers the wide range of AA services from insurance to online book sales. During the fuel crisis, many motorists used the link to PetrolBusters.com for information about fuel availability and prices and we have since acquired this company.

The AA driving school, Britain's second-largest national driving school and the only one that requires all its instructors to be fully qualified, celebrated its tenth anniversary by opening a new, dedicated call centre in Bristol.

AA Signs continued its reassuring presence at events all over the country, placing directional signs for no fewer than 40 out of the top 50 events during the year.

The AA continues to be the market leader in the Republic of Ireland, with 223,000 members and growth in all categories during the year. AA Roadwatch feeds traffic updates to almost all radio stations broadcasting in Ireland.

Centrica's world

As a leading supplier of essential services to millions of people and an employer of around 28,000, Centrica takes its responsibilities to people, the community and the environment very seriously.

People

We have a range of policies to make sure that we provide a safe and healthy working environment, with opportunities for people from all walks of life. We are committed to providing equal opportunities, and to ensuring that the diversity of our workforce reflects the communities in which we operate.

Our flexible working policies offer new opportunities for many people, particularly carers. The New Deal scheme, offering employment to disabled people and to carers, is being extended to several offices around the country. We enable some of our employees to answer calls from AA customers using special facilities installed in their homes.

Centrica is proud to be a member of the Employers' Forum on Disability and in February, our chief executive became its chairman.

Operating review continued

We take our responsibilities to people, the community and the environment very seriously.

The disability minister Margaret Hodge presents Roy Gardner with the Two Ticks Award.



British Gas is investing more than £40 million over two years to help reduce energy consumption.


HEAT

At the end of the year, disability minister Margaret Hodge presented Centrica with the Two Ticks award in recognition of our commitment to equal opportunities for people with disabilities.

Health and safety is always a key priority for the Company, as it is for our employees working in call centres, offices, on the road and offshore. We have designed our arrangements for managing health and safety to deliver continual improvements in performance, and we provide training and professional support for all who have health and safety responsibilities. The way we make sure that we deliver the improvements is by focusing on carefully selected targets and performance indicators, which we monitor and review regularly.

The community

We support the communities in which we operate with practical support for initiatives designed to help the less advantaged. Generally this is centred on issues relevant to our main purpose of providing energy and other essential services in the home and on the road.

British Gas and Scottish Gas will invest more than £40 million during 2000 and 2001 in a range of products, services and schemes designed to reduce customers' energy consumption and fuel bills. More than 50,000 fuel-poor households benefit from these measures, including the distribution of 150,000 energy-efficient lightbulbs.

The Warm-A-Life initiative, launched last autumn as part of British Gas' programme to tackle fuel poverty by the year end benefited some 5,800 households with new energy efficiency measures and grants. The scheme combines free energy efficiency measures and a one-off fuel discount for customers most at need, with advice on how to boost household income by checking that all the relevant benefits are being claimed. Initial research demonstrated that as a result, over 50,000 suffering fuel poverty may be eligible to have their annual incomes boosted by an average of £1,000.

In June, Carers Week 2000 – launched with the Centrica-funded publication 'Caring on the Breadline' – focused on the financial and other consequences for people who devote their lives to caring for others. Britain's seven million carers are an important link with the elderly and vulnerable, and we continue to attach great importance to our involvement with the Carers National Association. Similarly, our support for Help the Aged remains one of the largest such partnerships ever launched. We have assisted more than 300,000 people since the relationship began in 1999, raising national awareness of winter deaths and introducing practical measures to help older people at home.

Our continued support through the AA for the National Air Ambulance Association helped a nationwide fleet of helicopters to fly 10,000 rescue missions during the year. Many victims of road and other accidents received treatment more quickly as a result, saving some lives and helping others to a more speedy recovery.

In a year dominated by fuel prices, the AA continued to provide an effective voice for the motorist and called for strategic reform of motoring taxes. The government's declaration that it would build a transport system 'to rival any in Europe' drew on AA research supporting the case for road and transport investment.

Having worked closely with the government on the formulation of its ten-year transport plan, we welcomed the announcement of the detailed plans in mid-year.

In November we proposed a research programme to help meet Britain's targets for reducing road casualties. We also announced our intention through the AA Foundation for Road Safety Research to develop a European Road Assessment Programme to complement the New Car Assessment Programme (Euro-NCAP), of which the AA was a founding member, which has already led to significant improvements in the safety of new cars.

While most of our efforts in the community are focused on essential services, we recognise there are other important dimensions in people's lives. This was illustrated in December by the award we received from Arts & Business for our long-term support of Ballet Central, the performing company of Central School of Ballet. Similarly, we are proud that Goldfish has become the first major credit card company to offer its customers the option of displaying the organ donor symbol on their card.

The environment

We are keen to help tomorrow's customers think about energy efficiency. Our Think Energy initiative, a free educational resource for schools aimed at 8 to 12 year olds, is one of the largest ever undertaken. Around half a million school children will receive the Think Energy resource pack, helping them and their families to use energy more efficiently and save money in the process. The scheme is complemented by the Schoolenergy programme which provides practical advice and financial assistance to schools.

Our chief executive remains an active member of the government's advisory committee on business and the environment.

During the year we have reviewed our environmental policy and set new goals for our carbon dioxide emissions and waste recycling. We have introduced a co-ordinated programme of environmental management throughout the Company. In a number of areas including our gas production operation we are working towards achieving the ISO14001 environmental management standard, and more of our businesses will seek this certification in the year ahead. The new policy and goals form the basis of our first environment report, published on centrica.com in November 2000. As well as summarising our performance in 2000, it gives information about our goals, ongoing programmes and our impact on the environment.

Top: Air ambulances flew 10,000 rescue missions in 2000.

Bottom: A special Arts & Business Award recognises Centrica's support for Ballet Central.





Top: Children are helping to make homes more energy efficient through the Think Energy scheme.

Bottom: Our first environment report was published on centrica.com.




Centrica
and the Environment



'The Company's share price outperformed the FTSE 100 by 64.5%.'

Phillip Bentley, Finance director

Turnover

for the year ended 31 December	2000 £m	1999 £m
Energy supply (Great Britain)	8 390	6 386
Energy supply (North America)	267	–
Home services	636	592
Road services	447	112
Financial services	128	26
Telecommunications	1	–
Other businesses	64	101
	9 933	7 217

Financial review

Profit and loss

Earnings

Earnings increased from £182 million in 1999 to £329 million in 2000. Before exceptional charges and goodwill amortisation, earnings of £403 million were up by 22%. Most of the improvement came from our growing electricity business in energy supply and AA activities, which were only included in the Group's results for the last three months of 1999 (being the period after which the AA was acquired), whilst substantial investment was made in establishing our telecommunications business.

Energy supply (Great Britain)

Turnover in energy supply (Great Britain) was 31% higher than in 1999. Of this increase £1,575 million was a result of increased volumes and prices on commodity trades through our Accord subsidiary. Growth in our electricity business increased turnover by £552 million. Residential gas turnover reduced by £209 million, mainly due to a slightly lower market share (at 70%) and lower average prices.

Operating profit (before exceptional charges and goodwill amortisation), including our share of joint ventures and associates' results, was £545 million. The £89 million increase in the year was the result of improvements in both gas and electricity profitability.

In gas, a 14% increase in own gas production, higher average selling prices in the non-residential market and lower supply operating costs more than offset the impact of higher external gas costs, and lower average prices and numbers of customers in the residential market. External gas costs averaged 16.5 pence per therm during the year (1999: 15.6 pence). Weather had a small positive impact on residential gas volumes sold during the year.

In electricity, losses reduced by £60 million to £107 million (1999: loss of £167 million) after £104 million (1999: £127 million) of revenue investment, being mainly customer acquisition costs, incurred in growing the business. Over the year the number of electricity customers we supplied increased from 2.1 million to 4.0 million, representing a market share of approximately 15%.

Energy supply (North America)

The Direct Energy and Avalanche Energy businesses we acquired in North America during the second half of the year had turnover of £267 million, and contributed an operating profit of £8 million. This profit was after investing £10 million in growing the customer base. At the end of December 2000 we were supplying 845,000 gas customers and had signed up 218,000 electricity customers in preparation for the opening of a competitive power market in Ontario.

Home services

Home services' turnover increased by 7% to £636 million. Operating profit (before exceptional charges and goodwill amortisation), including our share of joint ventures and associates' results, at £26 million was up £6 million on 1999. During the year the number of home heating contracts grew by 70,000 to 3.2 million. We also grew our new contract product offerings including those covering plumbing, kitchen appliances and home security alarms.

Road services

The increase in road services turnover to £447 million was largely due to there being only three months trading included in 1999, as the AA was acquired in late September of that year. An operating profit (before exceptional charges and goodwill amortisation), including our share of joint ventures and associates' results, of £25 million was made during the year compared with a loss of £3 million in the last three months of 1999. Road services made a loss of £8 million for 1999 as a whole. The improvement in financial performance was achieved primarily through increased membership and improved efficiencies.

Financial services

The increase in turnover in financial services to £128 million was largely due to there being only three months of AA results in 1999. Much of the Group's financial services activity is undertaken through joint ventures. In the year an operating profit (before exceptional charges and goodwill amortisation), including our share of joint ventures and associates' results, of £9 million was made (1999: loss of £8 million, excluding a profit

Operating profit/(loss) before exceptionals and goodwill amortisation	2000			1999		
for the year ended 31 December	Before joint ventures & associates £m	Joint ventures & associates £m	Including joint ventures & associates £m	Before joint ventures & associates £m	Joint ventures & associates £m	Including joint ventures & associates £m
Energy supply (Great Britain)	544	1	545	461	(5)	456
Energy supply (North America)	8	–	8	–	–	–
Home services	26	–	26	20	–	20
Road services	25	–	25	(3)	–	(3)
Financial services	(5)	14	9	(9)	1	(8)
Telecommunications	(49)	–	(49)	–	–	–
Other businesses	(27)	3	(24)	(41)	–	(41)
	522	18	540	428	(4)	424

of £20 million made by the AA prior to its acquisition). The profit in 2000 was after incurring revenue investment costs of £15 million in developing our new banking joint venture, Goldfish Bank, which was announced in December 2000. By the end of 2000, and including joint ventures, there was in excess of £1.1 billion of receivables under management across the AA and Goldfish brands, including over a million credit cards in issue, and 74,000 personal loans.

Telecommunications
During the year we put in place the products, marketing, systems, call centre and people to enable us to launch our telecommunications business in September 2000. The net effect of our investment in establishing, building and launching the business, including marketing and customer acquisition costs, was a loss of £49 million. An additional £30 million was incurred in capital expenditure, primarily on software development and hardware for our billing and customer care systems.

Other businesses
Other businesses include the AA publishing, driving school and signs businesses, and some of the Group's e-commerce developments. These include theAA.com, traffic and travel, goldfishguide.com and a number of other development activities. We have included the results of the discontinued Energy Centre shops in other businesses in 1999.

Exceptional charges and goodwill amortisation
During the year exceptional charges of £14 million arose, which mainly related to the integration of the AA. Exceptional charges in 1999 amounted to £136 million.The goodwill amortisation charge for the year was £60 million (1999: £13 million). Of this, £49 million related to the AA and, since August 2000, £10 million related to Direct Energy in North America.

Net interest
Net interest payable was £28 million compared with £7 million in 1999. The increase was due to higher average indebtedness mainly as a result of acquisitions, principally in North America during 2000 and the AA in 1999.

Taxation
The tax charge of £109 million (1999: £86 million) mainly related to offshore gas production activities which are ring-fenced for tax purposes. The increase was due to both increased gas production volumes and the rise in the market price for gas. Taxable profits in businesses outside of the ring-fence are largely offset by tax losses brought forward from earlier years. The Group has net unrecognised deferred tax assets of £333 million (1999: £340 million), including tax losses, as shown in note 18 on page 46.

Cash flow
Operating cash inflow before exceptionals was £1,139 million compared with £1,453 million in 1999. The reduction of £314 million was largely caused by changes in the timing of transportation payments during 1999, which benefited that year by £450 million. Acquisition cash outflows aggregated £590 million, excluding net debt acquired of £56 million, and mainly related to North American acquisitions. In 1999 acquisition cash outflows amounted to £1,162 million, excluding net cash and investments acquired of £340 million.

Net debt at the year end was £117 million, little changed from £127 million at the end of 1999.

Credit rating
The Company's debt ratings from Moody's Investors Service/ Standard and Poor's remain unchanged at A2/A (long-term) and A-1/P-1 (short-term).

Assets and liabilities
Fixed assets
Intangible fixed assets of £1,309 million comprised goodwill which has arisen on acquisitions. During the year, £384 million was added, of which £381 million related to the acquisition of Direct Energy in Canada. Goodwill is systematically reduced by way of amortisation charges against profits over periods ranging from 15 to 20 years.

Tangible fixed assets mainly comprised gas field assets with a net book value of £1,550 million (1999: £1,522 million). During

for the year ended 31 December	2000 £m	1999 £m
Earnings before exceptional charges and goodwill amortisation	403	331
Earnings	329	182
Operating cash flow before exceptionals	1 139	1 453

as at 31 December		
Debt, net of cash and money market investments	(117)	(127)
Market capitalisation	10 404	7 012

Centrica share performance
(pence)


250
225
200
175
150
Jan 00
Dec 00

Smoothed five day average
Centrica plc —
FTSE 100 relative —

Financial review continued

the year gas field assets were acquired for £272 million, mainly through the acquisitions of Avalanche Energy and Direct Energy. The proven and probable gas reserves represented by our field interests amounted to 3.4 trillion cubic feet (tcf) at 31 December 2000 (1999: 3.5 tcf), including 0.4 tcf in North America.

Working capital

Excluding borrowings, current creditors of £2,444 million (1999: £1,860 million) more than financed current debtors of £1,734 million (1999: £1,284 million). During 2000 £146 million of prepaid 'Take or Pay' gas was utilised. The prepaid balance remaining as at 31 December 2000 was £87 million (1999: £233 million) representing 585 million therms of gas (1999: 1,554 million therms).

Provisions and creditors due after more than one year

Together these decreased by £18 million during the year to £1,574 million. Within the year end provisions balance of £1,404 million, £683 million related to deferred petroleum revenue tax, £109 million was in respect of deferred corporation tax, £153 million was for the decommissioning of gas field interests and £243 million was in respect of discounted contract loss and renegotiation provisions made in earlier years.

Financial risk management

Strategy

The board regularly reviews its policies and objectives for managing financial risks. There have been no major changes to policies and objectives during 2000.

Currency, interest rate, liquidity and counterparty risks are managed centrally by a treasury team. It is Group policy not to undertake treasury transactions of a speculative nature. Energy market price and weather risks are managed by an energy management team. Where appropriate, financial instruments are used to manage financial risks as explained below and in note 26 on pages 54 to 56.

Currency risk

Following the acquisition of Direct Energy and Avalanche Energy, the Group now has functional currency operations in both sterling and Canadian dollars. Canadian dollar translation exposure is hedged by maintaining a portfolio of Canadian dollar forward sales contracts, which approximate to the net asset value of the Canadian operations. With the exception of the Canadian net assets, foreign currency exposures were not material. All debt raised in US dollars through our commercial paper programme was either swapped into sterling or Canadian dollars as part of the translation hedge.

Where transactions arise in currencies outside of the functional currencies of sterling or Canadian dollars, the Group minimises this risk by using forward foreign exchange contracts.

Interest rate risk

The Group's policy is to maintain approximately 50% of long-term borrowings at a fixed rate of interest. Ordinarily this would be achieved either directly by fixed rate issues, or through derivative financial instruments (see note 24g on page 53). At the year end nearly all debt has been raised on a floating rate basis including £145 million of finance lease obligations. The exposure to floating rate borrowings was largely offset by maintaining a portfolio of short-term investments, which meant that the residual exposure was immaterial and consequently did not require hedging.

Liquidity

Both short and long-term cash forecasts, identifying the liquidity requirements of the Group, are produced frequently. On a regular basis these are also reviewed by the board to ensure that sufficient financial headroom exists for at least a twelve month period. The Group policy includes the maintenance of a minimum level of committed facilities and an objective that a proportion of debt should be long-term, spread over a range of maturities.

As at 31 December 2000, the Group had committed facilities of £935 million, which were used as a backstop for a US$1,250 million commercial paper programme. Under this programme, US$166 million (£111 million) was drawn as at 31 December 2000.

Group operating profit*
(£m)


600
400
200
0
(200)
96 97 98 99 00

* before exceptionals and goodwill amortisation, including joint ventures and associates

Group earnings*
(£m)


500
400
300
200
100
0
(100)
(200)
(300)
96 97 98 99 00

* before exceptional charges and amortisation of goodwill

Group operating cash flow*
(£m)


1,600
1,200
800
400
0
96 97 98 99 00

* before exceptionals

Counterparty risk

The board's policy is to limit counterparty exposures by establishing credit limits for each counterparty and, where possible, by reference to published credit ratings. Exposures are measured in relation to the nature, market value and maturity of each contract or financial instrument. Surplus cash is invested in short-term financial instruments and only deposited with counterparties with a minimum credit rating of A-/A3 and A-1/P1 in Standard and Poor's/Moody's Investors Service long-term and short-term ratings respectively. Energy trading activities are undertaken with counterparties for whom specific credit limits are set. All contracted and potential exposures are reported to the financial and risk management committee of the board.

Market price risk

The key market price risks facing the Group are:

- natural gas commodity prices both in the short-term market and in respect of long-term sales and purchase contracts;
- electricity prices from the Electricity Pool; and
- escalation indices on long-term 'Take or Pay' gas contracts, of which the most influential are general price inflation and oil product prices.

The Group's policy is to hedge a proportion of the exposure for a number of years ahead. The extent to which the Group can use traded markets to manage these risks varies with the liquidity of those markets. Nevertheless, where opportunities do exist the Group aims to manage part of its risk by:

- reducing 'Take or Pay' exposures through price and pricing mechanism renegotiations where commercially advantageous;
- the use of financial instruments such as oil and gas swaps, gas price derivatives and electricity contracts for differences;
- hedging against the dollar element of the oil price exposure with forward foreign exchange contracts; and
- use of bilateral agreements for gas and power.

During the year the financial and risk management committee regularly monitored the magnitude of the Group's price exposure and the level of hedging activity in the light of a substantial rise in the market price for gas, the availability of forward prices and market liquidity. The net loss from trading in energy derivatives as set out in note 26f on page 56, mainly related to economic hedging activities, which to some extent protected the Group against the potential impact should the market price for gas fall.

The Government's New Electricity Trading Arrangements for England and Wales are due to be implemented in 2001. We believe these arrangements will reduce price distortions in the existing Pool mechanism, bringing increased liquidity and transparency to the wholesale electricity market, thereby extending the range of opportunities to manage electricity price risk.

Weather risk

Gas sales volumes, and to a lesser extent electricity volumes, are influenced by temperature and other weather factors. In Britain, weather derivatives are still in the early stages of development. In both 2000 and in 1999 a small number of weather derivative transactions were entered into, in order to hedge part of the Group's weather exposure.

Accounting policy changes

A description of policies is provided in note 1 to the accounts on pages 34 to 36. For the year ended 31 December 2000, Financial Reporting Standard (FRS) 14 'Earnings per share', FRS 15 'Tangible fixed assets' and FRS 16 'Current tax' became mandatory. Implementation of these standards had no material impact on the financial statements.

Shareholders' funds and market capitalisation

The net assets of the Group as represented by shareholders' funds, increased during the year from £967 million to £1,193 million. The Company's closing share price on the last trading day of 2000 (29 December) was 259.25 pence (1999: 175.5 pence), resulting in a market capitalisation of £10.4 billion (1999: £7.0 billion). The highest closing price during the year was 262.75 pence and the lowest was 173.25 pence. During 2000 the Company's share price outperformed the FTSE 100 by 64.5% (1999: 23%).

Phillip Bentley
Finance director


1
2
3
4
5
6
7
8
9
10

Board of Directors

1 Sir Michael Perry CBE
Chairman (67) A.N.R
Sir Michael Perry became Chairman of Centrica plc on 1 July 1997. He was a Non-Executive Director of British Gas plc from June 1994 until demerger. He is Non-Executive Chairman of Dunlop Slazenger Group Ltd, Non-Executive Deputy Chairman of Bass plc, a Non-Executive Director of Marks & Spencer plc and a member of the Supervisory Board of Royal Ahold.

2 Mike Alexander
Managing Director British Gas Trading (53) C.E.F.
Mike Alexander joined British Gas plc in 1991, becoming Director CIS and Eastern Europe (E&P) in 1992 and Managing Director of Public Gas Supply in 1994. He is also a Non-Executive Director of The Energy Saving Trust Limited. He was previously with BP from 1966, where he held a variety of management positions, both in the UK and overseas.

3 Phillip Bentley
Finance Director (42) E.F.
Phillip Bentley joined Centrica plc in November 2000 from the consumer goods group Diageo plc, where he was the Finance Director of Guinness-UDV. Prior to that, he was Group Treasurer and Director of Risk Management of Diageo plc from 1997, and Group Treasurer of Grand Metropolitan plc from 1995. Phillip was previously at BP, where he spent 15 years in senior Finance roles both in the UK and overseas.

4 Mark Clare
Deputy Chief Executive (43) C.E.
Mark Clare joined British Gas plc in March 1994 as Group Financial Controller, and was appointed Finance Director, Centrica plc, in February 1997. On 20 November 2000, he was appointed Deputy Chief Executive, with particular responsibility for Financial Services and E-Commerce. He was previously with STC plc, now part of the Northern Telecom group, which he joined in 1989 and where he held a number of senior finance positions. Prior to that, he spent 10 years with GEC-Marconi.

5 Roy Gardner
Chief Executive (55) E.N.
Roy Gardner was appointed Finance Director of British Gas plc in November 1994. From November 1995, he had responsibility for the business units which subsequently formed Centrica plc. Prior to joining British Gas plc, he was Managing Director of GEC-Marconi Limited and a Director of GEC plc. He is a Non-Executive Director of Laporte plc and Manchester United plc. He is President of the Carers National Association and Chairman of the Employers' Forum on Disability.

6 Sir Sydney Lipworth
Non-Executive Director (69) A.C.R.
Sir Sydney Lipworth was appointed to the Board on 12 March 1999. He is Chairman of the Financial Reporting Council, a trustee of the International Accounting Standards Committee Foundation and a Non-Executive Director of Carlton Communications Plc. He was Chairman of AstraZeneca plc until April 1999 and Deputy Chairman of National Westminster Bank Plc until March 2000. He was Chairman of the Monopolies and Mergers Commission until 1993 and before that Deputy Chairman of Allied Dunbar Assurance, of which he was co-founder.

7 Francis Mackay
Lead Non-Executive Director (56) A.R.
Francis Mackay is Executive Chairman of the Compass Group plc. He joined the Compass Group in 1986 as Finance Director. He was a key member of the management team that led the buyout of Compass Group from its former parent company, Grand Metropolitan, in 1987 and through its successful flotation in 1988. He became Chief Executive in 1991 and Executive Chairman of the Compass Group plc in July 1999.

8 Patricia Mann OBE
Non-Executive Director (63) A.AA.C.N.R.
Patricia Mann was a Non-Executive Director of British Gas plc from December 1995 until demerger. She was Vice President International of J Walter Thompson Co Ltd and remains a Director of JWT Trustees Ltd. She is on the Board of the UK Centre for Economic and Environmental Development and is a former Director of the Woolwich Building Society and Yale and Valor plc.

9 Sir Brian Shaw
Non-Executive Director (67) A.AA.R.
Sir Brian Shaw became a Non-Executive Director of Centrica plc in September 1999 following the acquisition of the Automobile Association, of which Sir Brian was Non-Executive Chairman from 1995 to 1999. He is a former Chairman of Furness Withy, ANZ Grindlays Bank and the Port of London Authority. Sir Brian is an Elder Brother of Trinity House and a Bencher of Gray's Inn.

10 Roger Wood
Managing Director Home & Road Services (58) AA.C.E.
Roger Wood joined British Gas plc in April 1996. From 1993 to 1996 he was Director General of Matra Marconi Space N.V. Previously he was Managing Director of STC Telecommunications and Group Vice President of Northern Telecom Limited. Prior to 1988 he was UK Director at ICL.

Key to membership of Committees

A	Audit Committee
AA	AA Motoring Policy Committee
C	Customer Service Committee
E	Executive Committee
F	Financial and Risk Management Committee
N	Nominations Committee
R	Remuneration Committee

Corporate governance

The Company has considered the principles and provisions of the Combined Code: Principles of Good Governance and the Code of Best Practice (the Code). The Turnbull guidelines set out in the document "Guidance for Directors on the Combined Code" have also been reviewed and are covered under the section headed "Internal Control" below.

The board

The Company is headed by an effective board of directors which leads and controls the Group overall. It meets regularly and there is a schedule of matters that require its approval. The board has delegated authority to a number of committees that deal with specific aspects of the management of the Group. These committees have specific terms of reference and meet on a regular basis. These committees are the audit, remuneration, nominations, executive, customer service, financial and risk management and AA motoring policy committees. Board membership of the committees is shown on page 18.

Directors receive timely and accurate information that enables them to carry out their role effectively. A procedure is in place to enable all directors to obtain independent professional advice in respect of their duties. They also have access to the advice and services of the company secretary.

The board supports and complies with the principle of separating the roles of chairman and chief executive. There is a balance between executive and non-executive directors on the board (see page 18 for the directors' names and biographical details). Francis Mackay is the lead independent director.

Directors' remuneration

Details of how the Company applies the principles of the Code in respect of directors' remuneration are set out in the remuneration report on pages 21 to 25.

Relations with shareholders

The Company has a programme of regular meetings with its major institutional shareholders that provides an opportunity to discuss the progress of the business.

The board believes that the annual general meeting presents a useful opportunity to communicate with private shareholders, many of whom are also customers.

Accountability and audit

The board seeks to present a balanced and understandable assessment of the Company's position and prospects through the annual report and accounts and other price sensitive public reports including those made to regulators.

The audit committee, made up entirely of independent non-executive directors (membership is shown on page 18), meets four times a year. This committee is chaired by Francis Mackay.

Internal control

The directors are responsible for the Group's system of internal control which aims to safeguard Group assets, to ensure that proper accounting records are maintained, to ensure compliance with statutory and regulatory requirements and the effectiveness and efficiency of operations. A system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable, and not absolute, assurance particularly against misstatement or loss.

Identification, assessment and management of risks

The management of risk rests ultimately with the board. The board, directly or through its committees, sets, where appropriate, objectives, performance targets and policies for the management of the key risks facing the Group. These include strategic planning, acquisitions, investments, expenditure control, treasury, trading and customer service. The financial and risk management committee, established by the board, manages specific corporate financial risks such as exposure to counterparties and also commodity price and interest rate fluctuations. The customer service committee reviews and monitors the risks the Group faces in the provision of service to customers.

Across the Group each business has a risk management committee that seeks to identify, evaluate and advise on the operational risks.

Newly acquired companies have their existing processes amended in order to comply with the Group's processes as early as practical after the Group takes control.

Corporate governance continued

The board believes that there is an ongoing process for identifying, assessing and managing all significant risks facing the Group. This has been in place for the year ended 31 December 2000 and up to the date of approval of the annual report and accounts. The board reviews the risk management process primarily through the audit committee. It believes that, overall, the Group complies with the guidance contained in the Turnbull Committee report 'Internal Control: Guidance for Directors on the Combined Code'.

The Board's review of internal control

The audit committee receives and considers an annual report from the head of internal audit on significant inherent risks to the Group. A coordinated annual programme of control self assessment and internal audit is then agreed to review the effectiveness of the Group's system of internal control and mitigate all main risks including financial, operational and compliance risks. The results of these reviews including any associated remedial work required, are reported quarterly to the audit committee along with appropriate management reports. In the year end report, which is updated to reflect the latest position, key risks are shown with the corresponding control assessment. This allows the board, advised by the audit committee, to review the effectiveness of internal control within the Group.

The Centrica corporate governance framework has been fully operational in the AA since March 2000.

Going concern

After making enquiries, the board has a reasonable expectation that the Company and Group have adequate resources to continue in operational existence for the foreseeable future. For this reason we continue to adopt the going concern basis in preparing the financial statements which are shown on pages 31 to 57.

The Code

Throughout the period the Company has complied with the provisions in Section 1 of the Code.

Remuneration report

Composition and role of the remuneration committee

The board has a remuneration committee, which consists entirely of independent non-executive directors, chaired by Patricia Mann. The other members of the committee in 2000 were Sir Sydney Lipworth, Francis Mackay, Sir Michael Perry and Sir Brian Shaw. Peter Wood was also a member of the committee until 21 February 2000, the date of his resignation from the board. Roger Carr was appointed a member of the committee on 1 January 2001, the date of his appointment to the board.

The committee makes recommendations to the board, within agreed terms of reference, on the Company's framework of executive remuneration and its cost. The committee is also responsible for the implementation of remuneration policy and determining specific remuneration packages for each of the executive directors. To assist in reaching its decisions, the committee has access to survey and other information and advice provided by external consultants and by the Group's director of human resources.

The board has considered the principles and provisions of the Combined Code: Principles of Good Governance and the Code of Best Practice (the Code) and this report explains how the Company has applied the principles in the Code which relate to directors' remuneration.

Framework and policy on executive directors' remuneration

The committee aims to ensure that the remuneration policy rewards executive directors and senior employees within the Group competitively taking into account the Company's performance, the markets in which the Group operates, and pay and conditions elsewhere in the Group.

In constructing the remuneration packages the emphasis is on linking reward to both short-term and long-term performance objectives and accordingly a significant proportion of the remuneration package is performance related against demanding targets. In agreeing the level of base salaries and the annual performance bonus scheme, the Company takes into consideration the total remuneration available to executives and retains a discretion to vary individual elements of the remuneration package.

During the year, the remuneration committee undertook a wide ranging review of executive remuneration packages, to ensure that the total remuneration packages available to executive directors and senior executives remain competitive. In order to sustain the management's and therefore the Company's performance, the committee has identified a need to increase the potential incentives available to senior executives. Accordingly, the committee has recommended the introduction of an Executive Share Option Scheme (Option Scheme) and amendments to the existing Long Term Incentive Scheme (LTIS). The board has endorsed these recommendations and details of the proposals for the introduction of the Option Scheme and amendments to the existing LTIS are set out in the explanatory notes of the notice of annual general meeting.

The remuneration committee believes that these proposals are important in providing a potential remuneration package that will both retain and continue to motivate executive directors and senior executives in a marketplace that is increasingly challenging and competitive in both commercial and human resource terms.

Components of remuneration

Base salary

The committee seeks to establish a basic salary for each executive director based on individual performance and external market data from independent sources, in particular salary levels for similar positions in comparable companies. Base salaries are reviewed annually.

Annual performance bonus

To recognise performance against agreed objectives, the committee has approved an annual bonus scheme for executive directors similar to that applying to other senior executives in the Group. Bonus payments earned by executive directors are determined by actual achievement against demanding individual, business and corporate objectives. The scheme provides for a maximum bonus payment of 50% of base salary should all objectives be achieved in full.

Annual bonus objectives and targets are approved by the committee and in this particular year related to financial (17.5%), customer satisfaction (17.5%) and personal (15%) performance. For executive directors with business unit responsibilities, the scheme is structured to reflect the performance of their business unit as well as that of the Group.

As previously reported, the committee has agreed that pensionability of bonuses for executive directors will continue to be phased out, but in recognition of existing contractual rights this will take place over a period of time. During the year, the pensionability of bonus was withdrawn for Mark Clare following a change in responsibilities and reduced to 10% of base salary for Mike Alexander and Roger Wood. From 2001, any annual performance bonus earned by executive directors will no longer be pensionable.

Remuneration report continued

Long Term Incentive Scheme (LTIS)

The Company operates a long-term incentive scheme under which notional allocations of shares are made annually to executive directors and other senior executives. These awards of shares are subject to challenging performance conditions linked to the Company's total shareholder return relative to the returns of its FTSE 100 comparator group.

Under normal circumstances, the shares will not be released to the participant for at least five years: that is, a performance period of either three or four years (at the participant's choice), followed by a retention period of two years. Shares to satisfy the notional allocations are bought by the Company in the market at the time of allocation or as soon as possible thereafter.

The number of shares eventually released to the participant depends on the Company's total shareholder return over the entire performance period relative to those companies comprising the FTSE 100 at the start of the performance period (the LTIS Comparator Group). The maximum annual allocation of shares only vests if the Company's total shareholder return over the performance period is ranked in 25th position or above in the LTIS Comparator Group. No shares vest if the total shareholder return over the performance period is ranked below 50th position in the LTIS Comparator Group.

The annual notional allocation of shares was made to executive directors and other senior executives in October 2000 with the exception of Phillip Bentley who received an allocation in November 2000 following his appointment to the board. The committee approved a notional allocation of shares based on 125% of basic salary, the maximum award permitted under the rules of the scheme, in view of the executive directors' particular commitment and contribution during the year. In previous years, the maximum award allocated had been 100% of base salary. Details of the maximum number of shares which could eventually be transferred to individual executive directors under the rules of the scheme are given on page 24.

Other employment benefits

In common with certain other senior management, executive directors are entitled to a range of benefits, including a company car, private medical insurance and a financial counselling scheme. They are also eligible, on the same basis as other employees, to participate in the Company's Sharesave and Profit Sharing schemes.

Service contracts

In February 1999, executive directors agreed, without compensation, that their notice periods would reduce from two years to one in 2001. Accordingly, all executive directors, with the exception of Phillip Bentley, will move to one year's notice with effect from 1 March 2001.

In the case of new external appointments to the board, the committee retains a level of flexibility in order to attract and retain suitable candidates. It therefore reserves the right to offer contracts which contain an initial notice period in excess of one year, provided that after the first such notice period the notice reduces to one year. Phillip Bentley's initial two-year notice period will move to one year in November 2002.

External appointments of executive directors

It is the Company's policy to allow each executive director to accept one external appointment as a non-executive director of another company. The board retains a discretion to vary this policy. Fees are normally retained by the individual director. Details of individual directors' external appointments are given in their biographies on page 18.

Non-executive directors

Non-executive directors joining the board are appointed for a period of three years, subject to election at the next annual general meeting and subject to review thereafter. In accordance with the Company's Articles of Association they are also subject to reappointment at regular intervals at the Company's annual general meeting.

Non-executive directors' fees are recommended by the executive committee, based on market information received from independent consultants, and approved by the board as a whole. The non-executive directors, including the chairman, do not participate in any of the Company's share schemes, incentive plans or pension schemes.

Sir Brian Shaw was also paid for consultancy services to the AA Motoring Policy Unit.

Compliance with the Code

During the year the Company complied with the provisions of Section 1 of the Code which relate to directors' remuneration.

Re-election of directors

The Company's Articles of Association require any director who has been appointed since the last annual general meeting to stand for election at the next annual general meeting. Phillip Bentley and Roger Carr, who were appointed to the board of Centrica plc on 20 November 2000 and 1 January 2001 respectively, will therefore stand for election at the annual general meeting. As an executive director, Phillip Bentley has a service contract (see above). As a non-executive director, Roger Carr does not hold a service contract.

In accordance with the Company's Articles of Association, at this year's annual general meeting Mark Clare and Francis Mackay will retire by rotation and their reappointment will be proposed. As an executive director, Mark Clare has a service contract (see above). As the lead non-executive director, Francis Mackay does not hold a service contract.

Directors' emoluments

	Base salary/fees £000	Annual performance bonus(i) £000	Benefits(ii) £000	**Total emoluments excluding pension 2000 £000**	Total emoluments excluding pension 1999(vi) £000
Executive directors					
M R Alexander	271	116	20	**407**	356
P K Bentley(iii)	41	–	1	**42**	–
M S Clare	305	124	21	**450**	373
R A Gardner	507	188	36	**731**	674
R N B Wood	302	90	29	**421**	362
	1 426	518	107	**2 051**	1 765
Non-executive directors					
Sir Sydney Lipworth	28	–	–	**28**	20
F H Mackay	28	–	–	**28**	25
P K R Mann	28	–	–	**28**	25
Sir Michael Perry	169	–	–	**169**	150
Sir Brian Shaw(iv)	48	–	–	**48**	12
P J Wood(v)	4	–	–	**4**	25
	305	–	–	**305**	257
Total emoluments	1 731	518	107	**2 356**	2 022

(i) The committee retains the right to vary the annual performance bonus payments.
(ii) Benefits incorporate all assessable tax benefits arising from employment by the Company, which relate in the main to the provision of a company car.
(iii) P K Bentley was appointed to the board on 20 November 2000. As part of the terms of his employment, P K Bentley is to receive compensation of £450,000 for loss of entitlement under his previous employer's performance bonus and share option schemes. Such compensation will be made in two tranches, in 2001 and 2002.
(iv) The figure above for Sir Brian Shaw includes fees of £20,000 in respect of consultancy services to the AA Motoring Policy Unit.
(v) P J Wood resigned from the board on 21 February 2000.
(vi) The total emoluments shown above are in respect of directors serving during 2000. In 1999, £19,000 was also paid to a non-executive director who served during 1999.

Directors' pensions

The following information relates to the pension arrangements provided for the executive directors who are all members of the Centrica Staff Pension Scheme.

The Staff Scheme is a funded, Inland Revenue approved, final salary occupational pension scheme. Its main features are:

- a normal retirement age of 65;
- right to retirement at age 60 without reduction to a member's accrued pension;
- right to an immediate unreduced pension on leaving service on reorganisation or for redundancy after age 50;
- accrual at the rate of 1/60 of pensionable earnings for each year of pensionable service;
- life assurance cover of four times pensionable salary;
- spouse's pension on death in service payable at the rate of two thirds of the member's prospective pension; on death after retirement, two thirds of accrued pension. Children's pensions are also payable;
- members' contributions payable at the rate of 4% of pensionable earnings;
- pensions payable in the event of retirement due to ill health;
- pensions in payment and in deferment guaranteed to increase in line with the increase in the Retail Prices Index; and
- there are no discretionary practices which are taken into account in calculating transfer values.

All benefits are subject to Inland Revenue limits. Where such limitation is due to the earnings 'cap', benefits are increased to the level that would otherwise have been paid and are provided via the Centrica Unapproved Pension Scheme. This Scheme is unfunded but the benefits are secured by a charge over Centrica's assets to give security equivalent to the pensions provided to other employees. An appropriate provision in respect of their accrued value has been made in the Company's balance sheet.

Remuneration report continued

Pension benefits earned by directors

	Age at 31 December 2000	Pensionable service at 31 December 2000 Years	Directors' contributions paid during 2000[(i)] £	Increase in accrued pension during 2000[(ii)] £ pa	Accrued annual pension at 31 December 2000[(iii)] £ pa
M R Alexander[(iv),(vi)]	53	22 9/12	12 646	20 300	123 600
P K Bentley[(vii)]	41	1/12	1 640	–	950
M S Clare[(vi)]	43	6 10/12	14 116	11 800	44 300
R A Gardner[(v)]	55	6 1/12	13 725	27 700	103 600
R N B Wood[(v)]	58	4 9/12	14 056	17 200	54 100

(i) Contributions were paid in the year by the directors under the terms of the Scheme up to the maximum rate of 15% of the earnings 'cap'.
(ii) The increase in accrued pension during the year excludes any increase for inflation and any pension arising from Additional Voluntary Contributions paid by members.
(iii) Accrued pension is that which would be paid annually on retirement at age 65, based on eligible service to 31 December 2000.
(iv) The pensionable service shown for M R Alexander includes a service credit in relation to a transfer from a previous employer's pension scheme.
(v) The pensions for R A Gardner and R N B Wood accrue at the rate of 3.33% (1/30) of pensionable salary per year of service.
(vi) With effect from 1 January 1998, the pensions for M R Alexander and M S Clare accrue at rates of 2.26% (approximately 1/44) and 2.28% (approximately 1/44) of pensionable salary respectively, for each year of pensionable service. Pensions in relation to service prior to 1 January will continue to accrue at the rate of 1.67% (1/60) of pensionable salary.
(vii) P K Bentley joined Centrica on 20 November 2000 and his pension accrues at the rate of 2.31% (approximately 1/43) of pensionable salary, for each year of pensionable service.

Directors' interests in shares

The directors' beneficial interests in ordinary shares in the Company (which include those of their families) and executive directors' interests in the Long Term Incentive Scheme are shown below:

	Beneficial interests – Ordinary shares[(i)]		Long Term Incentive Scheme		
Directors as at 31 December 2000	**As at 31 December 2000**	As at 31 December 1999[(ii)]	**Total allocations as at 31 December 2000[(iii)]**	Notional allocations made in 2000[(iv)]	Total allocations as at 31 December 1999
M R Alexander	**27 603**	27 373	**994 460**	185 994	808 466
P K Bentley	**–**	–	**181 671**	181 671	–
M S Clare	**24 251**	23 955	**1 042 583**	221 422	821 161
R A Gardner	**141 281**	140 985	**1 789 142**	312 943	1 476 199
R N B Wood	**54 951**	54 721	**1 073 093**	188 947	884 146
Sir Sydney Lipworth	**18 000**	18 000	**–**	–	–
F H Mackay	**9 000**	9 000	**–**	–	–
P K R Mann	**2 142**	2 142	**–**	–	–
Sir Michael Perry	**900**	900	**–**	–	–
Sir Brian Shaw	**1 000**	–	**–**	–	–

Ordinary Shares

(i) Interests shown are beneficial interests in the ordinary share capital of the Company. The beneficial interests of each executive director, with the exception of P K Bentley, include 951 shares appropriated under the terms of the Centrica Profit Sharing Scheme. For details of the operation of this Scheme see page 48.
(ii) Beneficial interests shown as at 31 December 1999, or subsequent date of appointment of the director.

Long Term Incentive Scheme (LTIS)

(iii) Total allocations as at 31 December 2000 shown above include both notional allocations of shares that are subject to performance conditions and awards of shares that have reached the conclusion of the performance period but are subject to a two-year retention period. Details of the performance criteria are given on page 22. The figures above include awards made in March and October 1997 under the LTIS, which reached the conclusion of their respective three year performance periods in 2000 and are currently held in the two-year retention period. These awards were subject to a total shareholder return performance condition requiring the Company to rank in 50th position or above in the LTIS Comparator Group over the performance period. At the conclusion of the relevant performance period on 2 March 2000 and 1 October 2000, the Company ranked in sixth and fourth position respectively. The full awards (100%) for M R Alexander (282,843 and 205,184 shares); M S Clare (282,843 and 205,184 shares); R A Gardner (500,186 and 362,851 shares); and R N B Wood (312,616 and 226,782 shares) will be transferred at the trustees' discretion on expiry of the relevant two-year retention period, 3 March 2002 and 2 October 2002.
(iv) On 2 October 2000 notional allocations of shares were made to all executive directors, with the exception of P K Bentley whose allocation was made on 23 November 2000 following his appointment to the Company, under the LTIS at a base price of £2.0868.

None of the directors had any non-beneficial interests in shares.

At no time during the year or at the end of the financial year did the directors or their families have any beneficial interests in the share capital of the Company's subsidiary or associated undertakings.

The following changes in the interests of the directors in the share capital of the Company have been notified to the Company between 1 January 2001 and 5 March 2001. On 22 February 2001, P K Bentley purchased 50,000 shares, and on 23 February 2001, Sir Michael Perry and Sir Sydney Lipworth purchased 5,000 shares and 13,000 shares respectively.

Directors' interests in share options

Full details of the options over Centrica plc ordinary shares held by executive directors who served during the year and any movements in those options in the year are shown below. For comparison purposes, interests in share options are shown as at 31 December 1999 or subsequent date of appointment of director.

	Options held as at 31 December 1999	Options granted during year	Options exercised during year	**Options held as at 31 December 2000**	Exercise price £	Date from which exercisable	Expiry date
M R Alexander							
Executive Share Option Scheme(i)	86 145	–	–	**86 145**	0.90266	Oct 1996	Oct 2003
Sharesave Scheme(ii)	7 435	–	–	**7 435**	0.46400	Jun 2002	Nov 2002
	14 967	–	–	**14 967**	0.92200	Jun 2003	Nov 2003
	108 547	–	–	**108 547**			
P K Bentley	–	–	–	**–**	–	–	–
M S Clare							
Executive Share Option Scheme(i)	177 645	–	–	**177 645**	0.81060	Oct 1997	Oct 2004
Sharesave Scheme(ii)	37 176	–	–	**37 176**	0.46400	Jun 2002	Nov 2002
	214 821	–	–	**214 821**			
R A Gardner							
Executive Share Option Scheme(i)	1 336 446	–	–	**1 336 446**	0.81889	Nov 1997	Nov 2004
Sharesave Scheme(ii)	37 176	–	–	**37 176**	0.46400	Jun 2002	Nov 2002
	1 373 622	–	–	**1 373 622**			
R N B Wood							
Sharesave Scheme(ii)	37 176	–	–	**37 176**	0.46400	Jun 2002	Nov 2002
	37 176	–	–	**37 176**			

Executive Share Option Scheme

(i) Options granted to Company employees under the British Gas plc Executive Share Option Scheme were cancelled and replaced by non Inland Revenue approved options to acquire Centrica shares at demerger. The replacement options were granted on the same terms as British Gas Executive Share Options, with the same exercise date and aggregate exercise price per share, and the number of shares placed under option was adjusted to take account of the demerger. No further options have been or will be granted under this Scheme.

Sharesave Scheme

(ii) The Company operates an all-employee savings-related share option scheme, the Sharesave Scheme. The Scheme is designed to provide a long-term savings and investment opportunity for employees and is described in note 19 on page 48.

No options lapsed during the year.

The closing price of a Centrica ordinary share on the last trading day of 2000 (29 December) was 259.25 pence.
The range during the year was 262.75 pence (high) and 173.25 pence (low).

5 March 2001

Directors' report

The directors present their report and audited Group accounts of Centrica plc for the year ended 31 December 2000.

Principal activities

The principal activities of the Group for the financial year ended 31 December 2000 continue to be the provision of gas, electricity and energy-related products in Great Britain and North America and services to homes and businesses in Great Britain. Under the AA brand the Group continues to provide motoring assistance and other motoring services to AA members in Europe. Financial services are provided under the AA, British Gas and Goldfish brands in Great Britain. In 2000, the Group launched its telecommunications business under the British Gas brand, providing fixed-line, mobile and internet telecommunications services.

Business review

The chairman's statement, the chief executive's summary and the operating review, featured on pages 2 to 13, report on the activities of the Group during the year, recent events and any likely further business developments.

Financial results

The financial results of the Group are discussed in the financial review on pages 14 to 17 of this report.

Major acquisitions

On 18 August 2000 the Group completed the acquisition of Direct Energy Marketing Limited, a Canadian gas supply company, for a consideration of £434 million. The Group also acquired Avalanche Energy Limited, a Canadian oil and gas production company, on 5 December 2000 for £88 million.

Post balance sheet events

Details of material events that have occurred post the balance sheet date are disclosed in note 27 to the financial statements on page 56.

Dividends

An interim dividend of 1.1 pence per ordinary share was paid on 27 November 2000. The directors recommend that, subject to approval at the annual general meeting on 14 May 2001, a final dividend of 1.7 pence per ordinary share be paid on 21 June 2001 to those shareholders registered on 4 May 2001. This makes a total dividend for the year of 2.8 pence per share.

Related party transactions

Details of related party transactions are set out in note 25 on page 54.

Creditor payment policy

The Group aims to pay all of its creditors promptly. Special contractual terms apply for gas supplies. For all other creditors, it is the Company's policy to:

- agree the terms of payment at the commencement of business with that supplier;
- ensure that suppliers are aware of the terms of payment; and
- pay in accordance with contractual and other legal obligations.

The number of days' purchases outstanding as at 31 December 2000 is calculated at 40 days (1999: 36 days) for the Group and 45 days (1999: 19 days) for the Company.

Research and development

Research and development is undertaken by individual businesses to develop new products and services, improve customer service techniques and enhance gas and oil processes. In 2000 £0.1 million (1999: £0.4 million) was charged to the profit and loss account.

Employment policies

The Group employed an average of 28,305 people during 2000. 27,936 people were employed in the UK, 286 in the rest of Europe and 83 in North America.

The Group is committed to pursuing an active Equal Opportunities Policy covering recruitment and selection, training and development, appraisal and promotion. The Group recognises the diversity of its employees, its customers and the community at large and seeks to use employees' talents and abilities to the full. This approach extends to the fair treatment of employees with disabilities in relation to their recruitment, training and development. Full consideration is given to the retention of staff who become disabled during employment. Centrica continues to support the Government's New Deal for people with disabilities, the aim of which is to recruit unemployed disabled people and carers into the Group's operations. Centrica's experience is being shared with other UK employers through its membership of the Employers' Forum on Disability.

The Group continues to support Investors in People.

Employee communications

The Group is committed to effective communications, which it maintains through formal and informal briefings, company magazines, videos, audio tapes and electronic media. Formal communications with trade unions take place through regular meetings between representatives from the Company and trade unions. The Group has procedures for the timely and accurate communication of financial results and other significant business issues to its employees. The Group initiated its first company-wide employee satisfaction survey during 1999 and a follow up survey was completed in 2000.

Employee share schemes

Sharesave Scheme

Employees are strongly encouraged to become shareholders in the Company and on 25 April 2000 12,026 staff were in aggregate granted 16,063,107 options to purchase shares in the Company under the Centrica Sharesave Scheme at an option price of 202.6 pence per share. In 2000, a Sharesave Scheme was established in the Republic of Ireland and on 23 October 2000, 153 staff were in aggregate granted 326,146 options to purchase shares in the Company under that Scheme at an option price of 168.7 pence per share.

Profit Sharing Scheme

In 2000, the Company made a third appropriation of shares under the Centrica Profit Sharing Scheme. 13,351 full-time employees were each awarded 230 shares and 1,190 part-time employees were each awarded 154 shares. A further appropriation of shares will be made in 2001 (see note 19 on page 48). All eligible employees will again receive an equal number of shares, which will be held in trust for a period of three years.

Political and charitable donations

A full description of the Group's involvement in the community appears on pages 12 and 13. Charitable donations in the UK during the year amounted to £3.8 million (1999: £2.9 million). No donations were made for political purposes.

Share capital

The Company's authorised share capital as at 31 December 2000, together with details of shares issued during the year, is set out in note 19 on page 47.

Material shareholdings

As at 5 March 2001, the Company had received notification from CGNU plc that it held a material interest in 149,721,417 shares, which represents 3.73% of the Company's issued share capital. There were no other material shareholders as defined by the Companies Act 1985.

Directors

The directors of the Company as at 31 December 2000 are listed, together with their biographies, on page 18. Phillip Bentley was appointed as an executive director on 20 November 2000 and Roger Carr was appointed a non-executive director on 1 January 2001. On 21 February 2000, Peter Wood resigned as a non-executive director. All other directors served throughout the year.

Full details of the directors' contracts, emoluments and share interests can be found in the remuneration report on pages 21 to 25.

The Company's Articles of Association require any director who has been appointed since the last annual general meeting to stand for reappointment at the next annual general meeting. Phillip Bentley and Roger Carr will therefore stand for reappointment. Mark Clare and Francis Mackay retire by rotation at the forthcoming annual general meeting and will be proposed for reappointment in accordance with the Articles of Association. Their biographical details are contained in the Notice of annual general meeting.

Auditors

PricewaterhouseCoopers have expressed their willingness to be reappointed as auditors of the Company. A resolution to reappoint them as the Company's auditors and authorise the directors to settle their remuneration will be proposed at the annual general meeting.

Annual general meeting resolutions

The resolutions to be proposed at the annual general meeting to be held on 14 May 2001, together with explanatory notes, appear in the separate Notice of annual general meeting enclosed with this annual report and accounts. The directors are authorised by the shareholders to purchase the Company's own shares, within certain limits and as permitted by the Articles of Association. Although no such purchases have been made to date pursuant to this authority, the directors will seek to renew the authority at the 2001 annual general meeting.

Grant Dawson
Company secretary

Registered office: Charter Court, 50 Windsor Road, Slough, Berkshire SL1 2HA
Company registered in England No: 3033654

5 March 2001

Statement of directors' responsibilities for preparing the financial statements

The directors are required by the Companies Act 1985 to prepare financial statements for each year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the profit or loss for the financial year.

The directors consider that in preparing the financial statements on pages 31 to 57, the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and all accounting standards which they consider to be applicable have been followed.

The directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and the Group and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Independent auditors' report to the members of Centrica plc

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the principal accounting policies note.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report, the chief executive's summary, the chairman's statement, the operating review, the financial review, the remuneration report and the corporate governance statement.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2000 and the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
1 Embankment Place, London WC2N 6RH

5 March 2001

Group profit and loss account
for the year ended 31 December

		2000				1999			
		Underlying business performance				Underlying business performance			
	Notes	Before goodwill amortisation £m	Goodwill amortisation £m	Exceptional charges £m	Results for the year £m	Before goodwill amortisation £m	Goodwill amortisation £m	Exceptional charges £m	Results for the year £m
Turnover:									
Continuing operations before acquisitions		**9 663**	**–**	**–**	**9 663**	7 134	–	–	7 134
Acquisitions		**270**	**–**	**–**	**270**	–	–	–	–
Continuing operations		**9 933**	**–**	**–**	**9 933**	7 134	–	–	7 134
Discontinued operations		**–**	**–**	**–**	**–**	83	–	–	83
Share of joint ventures' turnover		**148**	**–**	**–**	**148**	56	–	–	56
Group and share of joint ventures' turnover		**10 081**	**–**	**–**	**10 081**	7 273	–	–	7 273
Less share of joint ventures' turnover		**(148)**	**–**	**–**	**(148)**	(56)	–	–	(56)
Group turnover	2	**9 933**	**–**	**–**	**9 933**	7 217	–	–	7 217
Cost of sales	3	**(7 907)**	**–**	**–**	**(7 907)**	(5 540)	–	(30)	(5 570)
Gross profit/(loss)		**2 026**	**–**	**–**	**2 026**	1 677	–	(30)	1 647
Operating costs	3	**(1 504)**	**(60)**	**(14)**	**(1 578)**	(1 249)	(13)	(46)	(1 308)
Group operating profit/(loss):									
Continuing operations before acquisitions		**514**	**(50)**	**(14)**	**450**	453	(13)	(75)	365
Acquisitions		**8**	**(10)**	**–**	**(2)**	–	–	–	–
Continuing operations		**522**	**(60)**	**(14)**	**448**	453	(13)	(75)	365
Discontinued operations		**–**	**–**	**–**	**–**	(25)	–	(1)	(26)
	2	**522**	**(60)**	**(14)**	**448**	428	(13)	(76)	339
Share of operating profit/(loss) in joint ventures and associates – continuing operations	2	**18**	**–**	**–**	**18**	(4)	–	–	(4)
Loss on closure of discontinued operations	3	**–**	**–**	**–**	**–**	–	–	(60)	(60)
Profit/(loss) on ordinary activities before net interest:									
Continuing operations before acquisitions		**532**	**(50)**	**(14)**	**468**	449	(13)	(75)	361
Acquisitions		**8**	**(10)**	**–**	**(2)**	–	–	–	–
Continuing operations		**540**	**(60)**	**(14)**	**466**	449	(13)	(75)	361
Discontinued operations		**–**	**–**	**–**	**–**	(25)	–	(61)	(86)
		540	**(60)**	**(14)**	**466**	424	(13)	(136)	275
Net interest	5	**(28)**	**–**	**–**	**(28)**	(7)	–	–	(7)
Profit/(loss) on ordinary activities before taxation		**512**	**(60)**	**(14)**	**438**	417	(13)	(136)	268
Tax on profit/(loss) on ordinary activities	6	**(109)**	**–**	**–**	**(109)**	(86)	–	–	(86)
Profit/(loss) on ordinary activities after taxation for the financial year		**403**	**(60)**	**(14)**	**329**	331	(13)	(136)	182
Dividends	7				**(112)**				(100)
Transfer to reserves	20				**217**				82

		Pence	Pence
Earnings per ordinary share – basic	8	**8.3**	4.3
– diluted	8	**8.1**	4.3
– adjusted	8	**10.1**	7.9

There were no recognised gains and losses other than those shown above.

The notes on pages 34 to 57 form part of these financial statements.

Balance sheets
as at 31 December

	Notes	Group 2000 £m	Group 1999 £m	Company 2000 £m	Company 1999 £m
Fixed assets					
Intangible assets	9	1 309	992	–	–
Tangible assets	10	1 936	1 885	19	2
Investments:	11				
Joint ventures:					
Share of gross assets		264	208	–	–
Share of gross liabilities		(282)	(241)	–	–
Subsidiary undertakings		–	–	759	222
Other investments		75	61	55	32
		57	28	814	254
		3 302	2 905	833	256
Current assets					
Stocks	13	123	84	–	–
Debtors (amounts falling due within one year)	14	1 734	1 284	1 795	1 480
Debtors (amounts falling due after more than one year)	14	43	120	174	173
		1 777	1 404	1 969	1 653
Investments	15	197	289	24	20
Cash at bank and in hand		17	15	153	3
		2 114	1 792	2 146	1 676
Creditors (amounts falling due within one year)					
Borrowings	16	(205)	(278)	(121)	(199)
Other creditors	17	(2 444)	(1 860)	(983)	(793)
		(2 649)	(2 138)	(1 104)	(992)
Net current (liabilities)/assets		(535)	(346)	1 042	684
Total assets less current liabilities		2 767	2 559	1 875	940
Creditors (amounts falling due after more than one year)					
Borrowings	16	(126)	(153)	–	–
Other creditors	17	(44)	(25)	(205)	(205)
		(170)	(178)	(205)	(205)
Provisions for liabilities and charges	18	(1 404)	(1 414)	(32)	(21)
Net assets	2	1 193	967	1 638	714
Capital and reserves – equity interests					
Called up share capital	19	223	222	223	222
Share premium account	20	45	3	45	3
Merger reserve	20	467	467	–	–
Profit and loss account	20	458	275	1 370	489
Shareholders' funds	21	1 193	967	1 638	714

The financial statements on pages 31 to 57 were approved by the board of directors on 5 March 2001 and were signed on its behalf by:

Sir Michael Perry CBE
Chairman

Phillip Bentley
Finance director

The notes on pages 34 to 57 form part of these financial statements.

Group cash flow statement

for the year ended 31 December

	Notes	2000 £m	1999 £m
Operating activities			
Cash inflow from operating activities before exceptional payments	23a	**1 139**	1 453
Payments relating to exceptional charges	23a	**(76)**	(135)
Cash inflow from operating activities after exceptional payments	23a	**1 063**	1 318
Dividends received from joint ventures and associates		**10**	11
Returns on investments and servicing of finance	23b	**(13)**	19
Taxation paid	23c	**(147)**	(163)
Capital expenditure and financial investment	23d	**(165)**	(143)
Acquisitions	23e	**(590)**	(1 162)
Equity dividends paid		**(103)**	(570)
Cash inflow/(outflow) before use of liquid resources and financing		**55**	(690)
Management of liquid resources	23f	**92**	392
Financing	23g	**(159)**	248
Net increase in overdraft		**(12)**	(50)

Reconciliation of net cash flow to movement in debt, net of cash and money market investments

for the year ended 31 December

	Notes	2000 £m	1999 £m
Net increase in overdraft		**(12)**	(50)
Cash outflow/(inflow) from decrease/(increase) in debt and lease financing		**168**	(248)
Cash inflow from decrease in liquid resources		**(92)**	(392)
Change in debt, net of cash and money market investments resulting from cash flows		**64**	(690)
Loans and finance leases acquired	12	**(56)**	–
Current asset investments acquired		**–**	340
Exchange adjustments		**2**	–
Movement in debt, net of cash and money market investments		**10**	(350)
Debt, net of cash and money market investments, as at 1 January		**(127)**	223
Debt, net of cash and money market investments, as at 31 December	23h	**(117)**	(127)

The notes on pages 34 to 57 form part of these financial statements.

Notes to the financial statements

1 Principal accounting policies

Accounting principles
The accounts have been prepared in accordance with applicable accounting standards and under the historical cost convention.

Basis of preparation
The Group accounts comprise a consolidation of the accounts of the Company and all of its subsidiary undertakings and incorporate the results of its share of all joint ventures and associates. The results of undertakings acquired are consolidated from the date the Group gains control.

Turnover
Turnover includes the value of energy supplied and reflects an assessment of supplies to customers between the date of the last meter reading and the period end (unread). Unread gas and electricity is estimated for each individual customer.

Petroleum revenue tax
Provision is made on a unit of production basis for petroleum revenue tax expected to arise in the foreseeable future and is included within cost of sales. Changes in estimates are dealt with prospectively.

Long-term incentive schemes
The cost of potential share awards under the Group's long-term incentive schemes is charged to the profit and loss account over the period to which the performance criteria of each allocation relates.

Research and development expenditure
Research and development expenditure is charged to the profit and loss account as incurred.

Foreign currencies
Assets and liabilities denominated in foreign currencies are translated into sterling at closing rates of exchange. The results of overseas subsidiary undertakings and joint ventures are translated into sterling at average rates of exchange for the relevant period. Differences resulting from the retranslation of the opening net assets and the results for the year are taken to reserves.

Exchange differences on monetary assets and liabilities are taken to the profit and loss account, except that exchange differences on foreign currency borrowings used to finance foreign currency net investments are taken to reserves. All other exchange movements are dealt with through the profit and loss account.

Intangible fixed assets
Goodwill arising on the acquisition of a business acquired after 1 January 1998 is included in the balance sheet at cost, less accumulated amortisation. On the acquisition of a subsidiary undertaking, joint venture or associate, fair values are attributed to the assets and liabilities acquired. Goodwill, which represents the difference between the purchase consideration and the fair values of those net assets, is capitalised and amortised on a straight-line basis over a period which represents the directors' estimate of its useful economic life. Goodwill which arose on acquisitions after 1 January 1998 is currently being amortised over periods ranging from 15 to 20 years. Goodwill which arose prior to 1998 was written off directly to the profit and loss reserve.

Tangible fixed assets
Tangible fixed assets are included in the balance sheet at cost, less accumulated depreciation and any provisions for impairment.

Freehold land is not depreciated. Other tangible fixed assets, except exploration and production assets, are depreciated on a straight-line basis at rates sufficient to write off the cost, less estimated residual values, of individual assets over their estimated useful lives. The depreciation periods for the principal categories of assets are as follows:

Freehold and leasehold buildings	up to 50 years
Plant	5 to 20 years
Equipment and vehicles	3 to 6 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life.

1 Principal accounting policies continued

Exploration and production assets are depreciated from the commencement of production in the fields concerned, using the unit of production method based on the proven and probable developed reserves of those fields. Changes in these estimates are dealt with prospectively. The net carrying value of fields in production is compared on a field-by-field basis with the likely future net revenues to be derived from the estimated remaining commercial reserves. A provision is made where it is considered that recorded amounts are unlikely to be fully recovered from the net present value of future net revenues.

Leases

Assets held under finance leases are capitalised and included in tangible fixed assets at cost. The obligations relating to finance leases, net of finance charges in respect of future periods, are included within borrowings. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect the constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account as incurred.

Fixed asset investments

Fixed asset investments are included in the balance sheet at cost, less accumulated provisions for amortisation and any impairment.

Stocks

Stocks are valued at the lower of cost or estimated net realisable value.

'Take or Pay' contracts

Where payments are made to external suppliers under 'Take or Pay' obligations for gas not taken, they are treated as prepayments and are included within debtors.

Decommissioning costs

Provision is made for the net present cost of decommissioning gas production facilities. A corresponding tangible fixed asset is recognised in respect of the decommissioning costs, based on price levels and technology at the balance sheet date. This asset is amortised using the unit of production method, based on proven and probable developed reserves. Notional interest charges arise over time, based upon the discounted decommissioning liabilities.

Pensions

The cost of providing retirement pensions and related benefits is charged to the profit and loss account over the periods benefiting from employees' service. The difference between the charge to the profit and loss account and the contributions paid to the Pension Schemes is shown as a provision in the balance sheet. The regular pension cost, variations from the regular pension cost and interest are all charged within employee costs, and the straight-line method is applied for amortising surpluses and interest.

Long-term sales contracts

Provision is made for the net present cost, using a risk-free discount rate, of any expected losses on long-term sales contracts. The provision is based on the difference between the contracted sales price and the expected weighted average cost of gas.

Deferred tax

Deferred tax, in respect of accelerated capital allowances and other timing differences, including pension provisions, is provided only to the extent that it is probable that a liability or asset will crystallise.

Notes to the financial statements continued

1 Principal accounting policies continued

Financial instruments

Certain financial instruments are used by the Group to manage financial risks. Where financial instruments are used as hedges against financial risks, they are matched at their inception to the specific exposures they are designed to reduce. Gains and losses are released to the profit and loss account in the same period as the income and costs of the hedged transactions. Outstanding contracts used to hedge against trading items which themselves will be accounted for in the profits and losses of a future period, are not recognised, or are deferred when they mature and are carried forward to match against corresponding gains and losses when they occur.

The Group uses forward rate agreements to reduce exposures to movements in short-term interest rates. Gains and losses arising under these agreements are spread evenly over the duration of each forward rate agreement.

Gas futures, swaps, options and electricity contracts for difference are also undertaken in circumstances other than as a hedge against physical trades. Transaction costs are recognised at the time of the transaction. However, as the market for energy trading derivatives is not yet fully liquid, gains and losses relating to these energy derivatives are recognised in the profit and loss account when the deals are closed out. A provision is made however where it is expected that a net loss will arise on settlement of the derivative contracts.

2 Segmental analysis

The segmental analysis has been amended to reflect more appropriately, in the opinion of the directors, how the Group's activities are now managed. Energy supply represents the production and supply of gas and supply of electricity to residential, business and wholesale customers. Home services' main activity is the service and installation of gas heating systems. Road services comprises roadside assistance and other related services. Financial services' activities cover the provision of insurance and other financial products. Telecommunications comprises home phone, mobile phone and internet services. Other businesses comprise a range of development activities. All activities are continuing unless otherwise indicated.

	Turnover		Operating profit/(loss) before exceptional charges and goodwill amortisation		Operating profit/(loss) after exceptional charges and goodwill amortisation		Net assets/(liabilities)	
a) By business segment	2000 £m	1999 £m	2000 £m	1999 £m	2000 £m	1999 £m	2000 £m	1999 £m
Energy supply (Great Britain):								
– continuing operations	8 387	6 386	544	461	543	406	389	671
– acquisitions(i)	3	–	–	–	–	–	18	–
	8 390	6 386	544	461	543	406	407	671
Energy supply (North America) – acquisitions(i)	267	–	8	–	(2)	–	530	–
	8 657	6 386	552	461	541	406	937	671
Home services	636	592	26	20	26	16	(117)	(98)
Road services	447	112	25	(3)	(19)	(21)	483	514
Financial services	128	26	(5)	(9)	(22)	(18)	238	278
Telecommunications	1	–	(49)	–	(49)	–	3	–
Other businesses	64	18	(27)	(16)	(29)	(18)	(42)	(25)
Continuing operations before acquisitions	9 663	7 134	514	453	450	365	954	1 340
Acquisitions(i)	270	–	8	–	(2)	–	548	–
Continuing operations	9 933	7 134	522	453	448	365	1 502	1 340
Discontinued operations(ii)	–	83	–	(25)	–	(26)	–	–
Unallocated net liabilities(iii)	–	–	–	–	–	–	(309)	(373)
Group(iv)	9 933	7 217	522	428	448	339	1 193	967
Share of operating profit/(loss) in:								
joint ventures			17	(4)	17	(4)		
associates			1	–	1	–		
			18	(4)	18	(4)		
			540	424	466	335		

2 Segmental analysis continued

b) By geographical area of operation		Turnover 2000 £m	Turnover 1999 £m	Operating profit/(loss) before exceptional charges and goodwill amortisation 2000 £m	Operating profit/(loss) before exceptional charges and goodwill amortisation 1999 £m	Operating profit/(loss) after exceptional charges and goodwill amortisation 2000 £m	Operating profit/(loss) after exceptional charges and goodwill amortisation 1999 £m	Net assets/(liabilities) 2000 £m	Net assets/(liabilities) 1999 £m
Great Britain	– continuing operations	**9 653**	7 132	**514**	453	**450**	365	**959**	1 338
	– acquisitions(i)	**3**	–	**–**	–	**–**	–	**18**	–
	– discontinued operations(ii)	**–**	83	**–**	(25)	**–**	(26)	**–**	–
Rest of Europe	– continuing operations	**10**	2	**–**	–	**–**	–	**(5)**	2
North America	– acquisitions(i)	**267**	–	**8**	–	**(2)**	–	**530**	–
Unallocated net liabilities(iii)		**–**	–	**–**	–	**–**	–	**(309)**	(373)
Group(iv)		**9 933**	7 217	**522**	428	**448**	339	**1 193**	967
Share of operating profit/(loss) in:									
joint ventures	– Great Britain			**15**	(4)	**15**	(4)		
	– Rest of Europe			**2**	–	**2**	–		
associates	– Great Britain			**1**	–	**1**	–		
				18	(4)	**18**	(4)		
				540	424	**466**	335		

c) By geographical destination		Turnover 2000 £m	Turnover 1999 £m
Great Britain	– continuing operations	**9 255**	7 017
	– acquisitions(i)	**3**	–
	– discontinued operations(ii)	**–**	83
Rest of Europe	– continuing operations	**391**	116
North America	– continuing operations	**17**	1
	– acquisitions(i)	**267**	–
Group		**9 933**	7 217

(i) Acquisitions are explained in note 12 on page 44.
(ii) Discontinued operations represented the segment previously reported as Retail. On 19 July 1999, the Company announced the closure of its British Gas Energy Centre shops and as explained in note 3 on page 39, exceptional charges of £60 million were incurred.

(iii) Unallocated net liabilities comprised:	2000 £m	1999 £m
Fixed asset investments	**57**	28
Provision for share of joint venture net liabilities	**(3)**	–
Accrued interest	**19**	18
Dividend payable	**(68)**	(60)
Dividends receivable from joint ventures	**10**	10
Taxation	**(207)**	(242)
Debt, net of cash and money market investments	**(117)**	(127)
	(309)	(373)

(iv)	2000 £m	1999 £m
Group operating profit before exceptional charges and amortisation of goodwill	**522**	428
Amortisation of goodwill	**(60)**	(13)
Group operating profit before exceptional charges	**462**	415
Exceptional charges	**(14)**	(76)
Group operating profit	**448**	339

3 Costs

	2000 Underlying business performance: Before goodwill amortisation £m	2000 Underlying business performance: Goodwill amortisation £m	2000 Exceptional charges[ii] £m	2000 Results for the year £m	1999 Underlying business performance: Before goodwill amortisation £m	1999 Underlying business performance: Goodwill amortisation £m	1999 Exceptional charges[ii] £m	1999 Results for the year £m
Cost of sales[i]:								
Continuing operations before acquisitions	7 662	–	–	7 662	5 471	–	30	5 501
Acquisitions	245	–	–	245	–	–	–	–
Continuing operations	7 907	–	–	7 907	5 471	–	30	5 501
Discontinued operations	–	–	–	–	69	–	–	69
	7 907	–	–	7 907	5 540	–	30	5 570
Operating costs[i]:								
Continuing operations before acquisitions	1 487	50	14	1 551	1 210	13	45	1 268
Acquisitions	17	10	–	27	–	–	–	–
Continuing operations	1 504	60	14	1 578	1 210	13	45	1 268
Discontinued operations	–	–	–	–	39	–	1	40
	1 504	60	14	1 578	1 249	13	46	1 308
Total costs	9 411	60	14	9 485	6 789	13	76	6 878

	2000 Underlying business performance £m	2000 Exceptional charges[ii] £m	2000 Total £m	1999 Underlying business performance £m	1999 Exceptional charges[ii] £m	1999 Total £m
Group operating profit/(loss) is stated after charging:						
Contract renegotiations	–	–	–	–	30	30
Restructuring costs	–	14	14	–	36	36
Year 2000 costs	–	–	–	2	10	12
	–	14	14	2	46	48
Amortisation of goodwill	60	–	60	13	–	13
Depreciation and amortisation:						
Owned assets	301	–	301	234	–	234
Leased assets	25	–	25	33	–	33
	326	–	326	267	–	267
Impairment of tangible fixed assets	–	–	–	2	–	2
Operating lease rentals:						
Plant and machinery	12	–	12	17	–	17
Other	18	–	18	24	–	24
Euro preparation costs	–	–	–	1	–	1
Auditors' remuneration:						
Statutory audit						
Company	0.2	–	0.2	0.2	–	0.2
Subsidiary undertakings	1.1	–	1.1	0.9	–	0.9
Other audit	0.1	–	0.1	0.3	–	0.3
Other[iii]	10.4	–	10.4	2.2	–	2.2
	11.8	–	11.8	3.6	–	3.6

(i) Gas transportation costs of £1,736 million (1999: £1,877 million) and electricity transportation and distribution charges of £284 million (1999: £108 million) were included within cost of sales. Other distribution costs were not material and operating costs were all considered to be administrative expenses.
(ii) Exceptional charges, including the loss on closure of discontinued operations in 1999, are explained on pages 38 and 39. None had any effect on the tax charge for either 2000 or 1999.
(iii) It is the Group's policy to seek competitive tenders for all major consultancy and advisory projects. Appointments are made taking into account other factors including expertise and experience. PricewaterhouseCoopers have been engaged on assignments additional to their statutory audit duties where their expertise and experience with the Group are particularly important, including tax advice and due diligence reporting on acquisitions.

Contract renegotiations

Over a number of years the Group renegotiated certain long-term 'Take or Pay' contracts which potentially would have resulted in commitments to pay for gas that would be excess to requirements and/or at prices above likely market rates. During 1999 £30 million was paid in respect of the exceptional charge booked in that year, with a further £33 million of payments relating to costs incurred in the previous year, which brought total payments in 1999 to £63 million. Further payments amounting to £30 million were paid during 2000 relating to charges booked in earlier years. Unpaid elements

3 Costs *continued*

remaining amount to £122 million (after discounting adjustments), and are included within provisions (which all related to charges booked in 1997). The amount included in provisions represented the net present cost of the estimated payments due in periods between the years 2002 and 2008.

Restructuring costs

The Group incurred restructuring costs of £14 million (1999: £36 million). Restructuring costs during 2000 primarily related to integration activity following the acquisition of the AA in 1999. During 1999 restructuring charges largely comprised severance payments, which arose in energy supply, home services and the AA. Exceptional payments of £38 million during the year included £14 million relating to charges arising in 2000 and £24 million relating to provisions brought forward from earlier years.

Year 2000

During 1999 the Group incurred and paid £12 million on Year 2000 computer systems business-readiness preparations, of which £10 million represented bought-in services, which was treated as exceptional.

Loss on closure of discontinued operations

On 19 July 1999, the Group announced the closure of its British Gas Energy Centre shops and consequently the business has been reported as discontinued operations. In 1999 exceptional charges of £60 million were incurred, comprising £18 million of impairments included within tangible fixed assets and £42 million included within provisions. The £42 million provision largely comprised onerous property lease costs, severance payments and other closure costs, against which £32 million was paid during 1999 and £8 million during 2000.

4 Directors and employees

a) Employee costs	2000 £m	1999 £m
Wages and salaries	**627**	444
Social security costs	**64**	36
Other pension and retirement benefits costs (see note 22)	**60**	42
Long Term Incentive Scheme	**11**	8
Employee Profit Sharing Scheme	**9**	8
	771	538

Details of directors' remuneration, share options, long term incentive scheme interests and pension entitlements on pages 21 to 25 of the remuneration report form part of these financial statements. Details of employee share schemes are given on pages 22 and 27, and in note 19 on pages 47 and 48.

b) Average number of employees during the year	2000 Number	1999 Number
Energy supply (Great Britain)	**8 800**	7 285
Energy supply (North America)	**83**	–
Home services	**8 759**	8 386
Road services	**7 730**	2 145
Financial services	**1 961**	567
Telecommunications	**111**	–
Other businesses	**861**	1 217
	28 305	19 600
Great Britain	**27 936**	19 532
North America	**83**	–
Rest of Europe	**286**	68
	28 305	19 600

The increase in the average number of employees in road services and financial services is mainly due to AA employees being included for the full year in 2000.

Notes to the financial statements continued

5 Net interest

	2000 £m	1999 £m
Total interest receivable:		
Interest receivable	**38**	65
Share of joint ventures' interest receivable	**2**	1
	40	66
Total interest payable:		
Interest payable on bank loans and overdrafts	**(27)**	(22)
Finance lease charges	**(18)**	(18)
Share of joint ventures' interest payable	**(3)**	(3)
Other interest payable	**–**	(6)
Notional interest arising on discounted items	**(20)**	(24)
	(68)	(73)
Net interest payable	**(28)**	(7)

6 Tax

	2000 £m	1999 £m
UK – corporation tax:		
current year at 30% (1999: 30.25%)	**141**	114
adjustments in respect of prior years	**14**	(18)
– deferred corporation tax:		
deferred petroleum revenue tax relief	**4**	(5)
other timing differences	**(32)**	(14)
adjustments in respect of prior years	**(22)**	–
	105	77
– joint ventures	**3**	6
– associates	**–**	3
Overseas tax	**1**	–
Tax charge[i]	**109**	86

(i) The tax charge arose principally in respect of the profits from tax ring-fenced gas production activities. Losses that have arisen elsewhere in the Group cannot be offset against these ring-fenced profits. However, some of these losses have been offset against profits arising outside the ring-fence.

7 Dividend

	2000 £m	1999 £m
Interim dividend of 1.1p (1999: 1.0p) per ordinary share	**44**	40
Proposed final dividend of 1.7p (1999: 1.5p) per ordinary share	**68**	60
	112	100

The interim dividend was paid on 27 November 2000 and the proposed final dividend is payable on 21 June 2001 to shareholders on the register at the close of business on 4 May 2001.

8 Earnings per ordinary share

Earnings per ordinary share has been calculated by dividing the earnings for the financial year of £329 million (1999: £182 million) by the weighted average number of ordinary shares in issue during the year of 3,976 million (1999: 4,186 million). The number of shares excluded 31 million ordinary shares (1999: 25 million), being the weighted average number of the Company's own shares on the Group balance sheet during the year.

The directors believe that the presentation of an adjusted basic earnings per ordinary share, being the basic earnings per ordinary share adjusted for exceptional charges and goodwill amortisation, assists with understanding the underlying performance of the Group. The reconciliation of basic to adjusted basic earnings per ordinary share is as follows:

	2000		1999	
	£m	Pence per ordinary share	£m	Pence per ordinary share
Earnings – basic	**329**	**8.3**	182	4.3
Discontinued operations' closure costs	**–**	**–**	60	1.4
Contract renegotiations	**–**	**–**	30	0.7
Restructuring costs	**14**	**0.3**	36	0.9
Year 2000 costs	**–**	**–**	10	0.3
Goodwill amortisation	**60**	**1.5**	13	0.3
Earnings – adjusted basic	**403**	**10.1**	331	7.9

In addition to basic and adjusted basic earnings per ordinary share, information is presented for diluted earnings per ordinary share. Under this presentation, there are no adjustments to the reported earnings for either 2000 or 1999, but the weighted average number of shares used as the denominator is adjusted. The adjustments relate mainly to notional share awards made to employees under the Long Term Incentive Scheme and the share options granted to employees under the Savings-related Share Option Scheme, as follows:

	2000 Number millions	1999 Number millions(i)
Weighted average number of shares in issue	**3 976**	4 186
Estimated vesting of Long Term Incentive Scheme shares	**27**	24
Dilutive effect of shares to be issued at a discount to market value under the Savings-related Share Option Scheme	**38**	37
Potentially dilutive shares issuable under the Executive Share Option Scheme	**1**	1
Weighted average number of shares used in the calculation of diluted earnings per ordinary share	**4 042**	4 248

(i) On 10 May 1999, the Company consolidated ten existing ordinary shares into nine new ordinary shares.

Notes to the financial statements continued

9 Intangible fixed assets – goodwill	£m
Group	
Cost	
As at 1 January 2000	1 005
Acquisitions (see note 12)	384
Disposals	(1)
Exchange adjustments	(6)
As at 31 December 2000	**1 382**
Amortisation	
As at 1 January 2000	13
Charge for the year	60
As at 31 December 2000	**73**
Net book value	
As at 31 December 2000	**1 309**
As at 31 December 1999	992

There were no intangible fixed assets for the Company (1999: £nil).

10 Tangible fixed assets	Group				Company
	Land and buildings[i] £m	Plant, equipment and vehicles[ii] £m	Exploration and production[ii] £m	Total £m	Plant, equipment and vehicles[ii] £m
Cost					
As at 1 January 2000	119	466	2 972	3 557	3
Additions	1	110	82	193	24
Acquisitions (see note 12)	1	13	190	204	–
Disposals	(12)	(47)	–	(59)	–
Transfers[iii]	–	–	–	–	23
Exchange adjustments	–	–	(2)	(2)	–
As at 31 December 2000	**109**	**542**	**3 242**	**3 893**	**50**
Depreciation and amortisation					
As at 1 January 2000	27	195	1 450	1 672	1
Charge for the year	3	81	242	326	1
Disposals	–	(41)	–	(41)	–
Transfers[iii]	–	–	–	–	29
As at 31 December 2000	**30**	**235**	**1 692**	**1 957**	**31**
Net book value					
As at 31 December 2000	**79**	**307**	**1 550**	**1 936**	**19**
As at 31 December 1999	92	271	1 522	1 885	2

(i) The net book value of the Group's land and buildings as at 31 December 2000 comprised freehold of £48 million (1999: £58 million), long leasehold of £27 million (1999: £29 million) and short leasehold of £4 million (1999: £5 million).
(ii) The net book value of the Group's tangible fixed assets held under finance leases as at 31 December 2000 within plant, equipment and vehicles was £9 million (1999: £14 million) and within exploration and production was £160 million (1999: £178 million). The Company had no assets held under finance leases (1999: £nil).
(iii) Transfers in the Company represented a cost of £31 million and accumulated depreciation of £29 million transferred from subsidiary undertakings, and a £8 million cost transferred to subsidiary undertakings.

11 Fixed asset investments

	Group					Company[iii]
		Joint ventures and associates				
	Own shares[i] £m	Shares[ii] £m	Loans £m	Other investments £m	Total[i] £m	£m
Cost						
As at 1 January 2000	32	24	42	5	103	254
Additions	23	1	2	–	26	566
Disposals	(3)	–	–	–	(3)	–
Exchange adjustments	–	–	–	–	–	(6)
As at 31 December 2000	**52**	**25**	**44**	**5**	**126**	**814**
Amortisation and provisions						
As at 1 January 2000	(15)	(11)	–	(3)	(29)	–
Long-term incentive schemes	(11)	–	–	–	(11)	–
Disposals	3	–	–	–	3	–
As at 31 December 2000	**(23)**	**(11)**	**–**	**(3)**	**(37)**	**–**
Share of retained profits less losses						
As at 1 January 2000	–	(46)	–	–	(46)	–
Share of profits less losses for the year	–	14	–	–	14	–
As at 31 December 2000	**–**	**(32)**	**–**	**–**	**(32)**	**–**
Net book value						
As at 31 December 2000	**29**	**(18)**	**44**	**2**	**57**	**814**
As at 31 December 1999	17	(33)	42	2	28	254

(i) The Centrica Employees Share Trust held 35 million (1999: 29 million) shares in the Company. This represented 0.9% of the called up ordinary share capital (1999: 0.7%), which had a market value as at 31 December 2000 of £90 million and a nominal value of £2 million (1999: £51 million and £2 million respectively). All other investments were unlisted.

(ii) Investments in joint ventures and associates represented the following underlying assets/(liabilities):

	2000 £m	1999 £m
Investments in joint ventures[iv]:		
Share of gross assets	**264**	208
Share of gross liabilities	**(282)**	(241)
	(18)	(33)

The Group's share of joint ventures' gross liabilities included loans payable to the Group amounting to £22 million (1999: £21 million). The Group's share of joint ventures' gross assets included receivables relating to the AA credit card. Goldfish credit card receivables were not reflected within the share of gross assets shown above because the nature of the underlying arrangements with the joint venture partner differ from those in place for the AA credit card.

(iii) The Company's investments represented £759 million (1999: £222 million) of investment in subsidiary undertakings, being shares in subsidiaries of £222 million (1999: £222 million) and loans of £537 million (1999: £nil), and interest-free loans of £55 million (1999: £32 million) from the Company to the Centrica Employees Share Trust.

(iv) A share of joint venture net liabilities of £3 million (1999: £nil) was included within provisions. This represented the Group's share of £14 million gross assets and £17 million gross liabilities.

The principal undertakings of the Group are listed in note 28 on page 57.

Notes to the financial statements continued

12 Acquisitions

The Group acquired Direct Energy Marketing Limited (Direct Energy) on 18 August 2000. The Group also acquired part of the liquefied petroleum gas business and assets of Shell Gas Limited (Shell Gas) on 14 October 2000. The acquisition method of accounting has been adopted. The analysis of assets and liabilities acquired and the fair value to the Group of these acquisitions was as follows:

	Direct Energy(i)				Shell Gas(i)
	Book value £m	Accounting policy alignment(ii) £m	Fair value adjustments(iii) £m	Fair value £m	Book and fair value £m
Intangible fixed assets	85	(55)	(30)	–	–
Tangible fixed assets	74	2	(12)	64	12
Stock	14	–	–	14	–
Debtors (amounts falling due within one year)	35	–	–	35	–
Bank overdrafts	(10)	–	–	(10)	–
Creditors (amounts falling due within one year)	(18)	–	–	(18)	–
Borrowings (amounts falling due after more than one year)	(26)	–	–	(26)	–
Provisions for liabilities and charges	(1)	(5)	–	(6)	–
Net assets acquired	153	(58)	(42)	53	12
Goodwill arising(iv) (see note 9)				381	3
Consideration				434	15
Consideration:					
Cash				415	13
Deferred consideration(v)				19	–
Non-cash consideration(vi)				–	2
Total consideration				434	15

(i) The loss after tax for Direct Energy, from 1 January 2000 to 17 August 2000 was £9 million, and for the year ended 31 December 1999 was a loss after tax of £2 million. The pre-acquisition results of Shell Gas were not material.

(ii) Adjustments were made to align the accounting policies of Direct Energy with those of the Group. Direct Energy had previously capitalised customer acquisition costs. Intangible fixed assets were reduced by £55 million to reflect the Group's policy of expensing customer acquisition costs as incurred. Provisions for liabilities and charges and tangible fixed assets were increased by £2 million, to reflect the Group's policy of fully providing for the net present cost of decommissioning gas production facilities. Direct Energy had previously accumulated a provision for decommissioning costs on gas production facilities over the life of the fields concerned on a unit of production basis. Provisions for liabilities and charges were increased by £3 million to reflect the share in the net liabilities position of a joint venture.

(iii) The book value of assets and liabilities has been adjusted to align with the fair value of the assets and liabilities acquired. No value was attributed to the £30 million goodwill recognised by Direct Energy on transactions prior to the acquisition by the Group as no separable, identifiable assets existed. The value of gas fields within tangible fixed assets was reduced by £12 million to align with their fair value, which equated to the value in use of those assets at the acquisition date, being the net present value of the estimated future cash flows from those assets.

(iv) Goodwill arising is amortised over 15 years in respect of Direct Energy and 20 years for Shell Gas.

(v) Deferred consideration consisted of amounts payable to a marketing partner based upon future levels of customer acquisitions. These amounts were included within other creditors.

(vi) Non-cash consideration of £2 million consisted of tangible and intangible fixed assets transferred to Shell Gas as part of the acquisition.

The Group acquired Avalanche Energy Limited (Avalanche Energy) on 5 December 2000. The acquisition method of accounting has been adopted. The analysis of assets and liabilities acquired and the fair value to the Group of this acquisition was as follows:

	Avalanche Energy(vii)			
	Book value £m	Accounting policy alignment(viii) £m	Fair value adjustment(ix) £m	Fair value £m
Tangible fixed assets	65	–	63	128
Debtors (amounts falling due within one year)	12	–	–	12
Creditors (amounts falling due within one year)	(12)	–	–	(12)
Borrowings (amounts falling due after more than one year)	(30)	–	–	(30)
Provisions for liabilities and charges	(7)	(3)	–	(10)
Net assets acquired	28	(3)	63	88
Goodwill arising				–
Cash consideration				88

(vii) The profit after tax for Avalanche Energy, from 1 January 2000 to 4 December 2000 was £10 million, and for the year ended 31 December 1999 was £4 million.

(viii) Adjustments were made to align the accounting policies of Avalanche Energy with those of the Group. Provisions for liabilities and charges and tangible fixed assets were increased by £3 million, to reflect the Group's policy of fully providing for the net present cost of decommissioning gas production facilities. Avalanche Energy had previously accumulated a provision for decommissioning costs on gas production facilities over the life of the fields concerned on a unit of production basis. Tangible fixed assets were reduced by £3 million to reflect a change in policy for accounting for exploration costs from the full cost to the successful efforts method.

(ix) The book value of tangible fixed assets has been adjusted to align with the fair value of the gas field assets acquired. The fair value equated to the value in use of those assets at the acquisition date, being the net present value of the estimated future cash flows from those assets.

13 Stocks

	Group	
	2000 £m	1999 £m
Gas in storage	**75**	46
Other raw materials and consumables	**23**	19
Finished goods and goods for resale	**25**	19
	123	84

There were no stocks for the Company (1999: £nil).

14 Debtors

Amounts falling due	Group 2000 within one year £m	Group 2000 after one year £m	Group 1999 within one year £m	Group 1999 after one year £m	Company 2000 within one year £m	Company 2000 after one year £m	Company 1999 within one year £m	Company 1999 after one year £m
Trade debtors	**353**	**–**	208	–	**–**	**–**	–	–
Accrued energy income	**1 078**	**–**	798	–	**–**	**–**	–	–
Amounts owed by Group undertakings	**–**	**–**	–	–	**1 765**	**174**	1 473	173
Other debtors	**158**	**–**	110	5	**15**	**–**	6	–
Prepayments and other accrued income:								
'Take or Pay'	**84**	**3**	122	111	**–**	**–**	–	–
Other	**61**	**40**	46	4	**15**	**–**	1	–
	145	**43**	168	115	**15**	**–**	1	–
	1 734	**43**	1 284	120	**1 795**	**174**	1 480	173

15 Current asset investments

	Group 2000 £m	Group 1999 £m	Company 2000 £m	Company 1999 £m
Money market investments(i)	**197**	289	**24**	20

(i) Current asset investments included £136 million (1999: £113 million) held by the Group's insurance subsidiary undertakings and £7 million (1999: £4 million) held by the Law Debenture Trust, on behalf of the Company, as security to cover unfunded pension liabilities. These amounts were not readily available to be used for other purposes within the Group.

16 Borrowings

Amounts falling due	Group 2000 within one year £m	Group 2000 after one year £m	Group 1999 within one year £m	Group 1999 after one year £m	Company 2000 within one year £m	Company 1999 within one year £m
Bank loans and overdrafts	**60**	**–**	46	–	**10**	4
Bills of exchange payable	**–**	**–**	69	–	**–**	69
Commercial paper	**111**	**–**	126	–	**111**	126
Loan notes	**5**	**–**	6	–	**–**	–
Obligations under finance leases(i)	**29**	**126**	31	153	**–**	–
	205	**126**	278	153	**121**	199

(i) Group obligations under finance leases after more than one year as at 31 December 2000 were repayable as follows: between one and two years £34 million (1999: £30 million); between two and five years £92 million (1999: £98 million); and after five years £nil (1999: £25 million).

17 Other creditors

Amounts falling due	Group 2000 within one year £m	Group 2000 after one year £m	Group 1999 within one year £m	Group 1999 after one year £m	Company 2000 within one year £m	Company 2000 after one year £m	Company 1999 within one year £m	Company 1999 after one year £m
Trade creditors	939	–	541	–	10	–	2	–
Amounts owed to Group undertakings	–	–	–	–	820	205	712	205
Taxation and social security	118	–	111	–	–	–	–	–
Other creditors	508	19	396	–	9	–	4	–
Accruals and deferred income:								
Transportation(i)	198	–	222	–	–	–	–	–
Other	613	25	530	25	76	–	15	–
	811	25	752	25	76	–	15	–
Dividend payable	68	–	60	–	68	–	60	–
	2 444	44	1 860	25	983	205	793	205

(i) The Group has the option to either prepay or accrue its transportation charges in Great Britain. For much of the year, the Group prepaid these charges. Transportation prepayments attract interest at money market rates.

18 Provisions for liabilities and charges

	As at 1 January 2000 £m	Acquisitions (see note 12) £m	Profit and loss charge/(credit) £m	Notional interest £m	Additions £m	Utilised in the year £m	As at 31 December 2000 £m
Group							
Decommissioning costs	117	7	–	4	25	–	153
Deferred petroleum revenue tax	706	–	47	–	–	(70)	683
Deferred corporation tax(i)	153	6	(50)	–	–	–	109
Pension costs	59	–	14	–	–	–	73
Other retirement benefits	15	–	1	–	–	–	16
Restructuring costs:							
Closure of discontinued operations	10	–	–	–	–	(8)	2
Other	45	–	–	–	–	(24)	21
Sales contract loss and renegotiation provisions	262	–	–	16	–	(35)	243
Provision for losses on energy trading contracts	–	–	40	–	–	–	40
Other	47	3	17	–	–	(3)	64
	1 414	16	69	20	25	(140)	1 404
Company							
Pension costs	4	–	4	–	–	–	8
Restructuring costs	3	–	–	–	–	–	3
Other	14	–	11	–	–	(4)	21
	21	–	15	–	–	(4)	32

(i) Group deferred tax (assets)/liabilities comprised:

	Amounts provided 2000 £m	Amounts provided 1999 £m	Potential amounts unrecognised 2000 £m	Potential amounts unrecognised 1999 £m
Accelerated capital allowances	294	329	(44)	(58)
Deferred petroleum revenue tax relief	(205)	(209)	–	–
Other timing differences including losses carried forward	20	33	(289)	(282)
	109	153	(333)	(340)

There were potential deferred corporation tax assets for the Company of £9 million (1999: £nil).

Decommissioning costs
Provision has been made for the estimated net present cost of decommissioning gas production facilities at the end of their producing lives. The estimate has been based on proved and probable reserves, price levels and technology at the balance sheet date. The timing of decommissioning payments are dependent on the lives of a number of fields but are anticipated to occur between 2005 and 2042. Included within additions in the above table is £15 million due to the revision of an estimate of a field life.

18 Provisions for liabilities and charges continued

Deferred petroleum revenue tax

The provision for tax on gas and oil activities has been calculated on a unit of production basis.

Deferred corporation tax

Deferred tax, in respect of accelerated capital allowances and other timing differences, has been provided for only to the extent that it is probable that a liability or asset will crystallise.

Pension costs

The pension provision represents the difference between charges to the profit and loss account and the contributions paid to the Pension Schemes in respect of retirement pensions and other related benefits.

Other retirement benefits

The provision represents an actuarial valuation of a commitment to provide post-retirement medical insurance cover for certain AA current and past employees.

Restructuring costs

The provision represents costs relating to surplus properties and redundancy. Surplus properties arose following the closure of retail operations in both British Gas Energy Centres and in the AA. The provision for redundancy costs mainly relates to AA integration and reflects restructuring plans announced. The majority of these sums are expected to be spent between 2001 and 2005.

Sales contract loss and renegotiation provisions

The sales contract loss provision represents the net present cost, using a risk-free discount rate, of expected losses on onerous long-term sales contracts, based on the difference between the contracted sales price and the expected weighted average cost of gas. These contracts terminate between 2005 and 2006.

In previous years, the Group renegotiated certain long-term 'Take or Pay' contracts which would have resulted in commitments to pay for gas that would be excess to requirements and/or at prices above likely market rates. The provision represents the net present cost of estimated payments due to suppliers as consideration for the renegotiations, and are due for settlement in periods between years 2002 and 2008.

Provision for losses on energy trading contracts

The provision represents an estimate of future net losses, arising on settlement of energy trading contracts, expected to occur between 2001 and 2006.

Other

Other provisions principally cover estimated liabilities in respect of claims reflected in the Group's insurance subsidiaries, outstanding litigation, and provision for national insurance (NI) in respect of long term incentive scheme liabilities. The NI provision was based on a share price of 259.25 pence as at 31 December 2000.

19 Called up share capital	2000 £m	1999 £m
Authorised share capital of the Company		
4 950 000 000 ordinary shares of 5$^5/_9$ pence each (1999: 4 950 000 000 ordinary shares of 5$^5/_9$ pence each)	**275**	275
100 000 cumulative redeemable preference shares of £1 each	**–**	–
Allotted and fully paid share capital of the Company		
4 013 418 876 ordinary shares of 5$^5/_9$ pence each (1999: 3 995 580 491 ordinary shares of 5$^5/_9$ pence each)	**223**	222

During 2000 the following ordinary shares were issued on the exercise of employee share options:

	2000	1999
Number	**17 838 385**	1 033 163
Nominal value (£m)	**1**	–
Consideration (£m)	**43**	1

Executive Share Option Scheme

Options over 2.5 million ordinary shares were outstanding as at 31 December 2000 (1999: 3 million ordinary shares) and are exercisable at varying dates up to 15 November 2004 at prices from 81.060 pence to 90.266 pence per share. Details of outstanding options held by executive directors are given on page 25.

19 Called up share capital continued

Savings-related Share Option Scheme (Sharesave Scheme)

The Company operates a UK Inland Revenue approved Sharesave Scheme, which is open to all eligible employees including executive directors. The Sharesave Scheme is designed to provide a long-term savings and investment opportunity. Employees can save for periods of three or five years. During the year, options over 16 million ordinary shares were granted (1999: 17 million ordinary shares) and options over 6 million ordinary shares lapsed (1999: 3 million ordinary shares). Options over 74 million ordinary shares were outstanding as at 31 December 2000 (1999: 81 million ordinary shares). These outstanding options are normally exercisable at varying dates up to November 2005 at prices from 46.4 pence to 202.6 pence per ordinary share. Details of options held by executive directors under the Sharesave Scheme are given on page 25.

In 2000, the Company replicated its Sharesave arrangements in the Republic of Ireland with the introduction of an Irish Revenue approved Sharesave Scheme. During the year, options over 0.3 million ordinary shares were granted (1999: nil) and no options lapsed during the year. These outstanding options are normally exercisable at varying dates up to May 2006 at an option price of 168.7 pence per ordinary share.

As permitted by UITF17 (revised 2000), the Group has not recognised the cost of awards to employees, on the basis that it operates a UK Inland Revenue approved Sharesave Scheme.

Profit Sharing Scheme

The Company has an Inland Revenue approved employee Profit Sharing Scheme (the Scheme), which is for the benefit of all eligible employees including executive directors. The Scheme provides for the distribution to all eligible employees of a proportion of the Company's profit in the form of shares of the Company. In 2000 under the Scheme £9 million (1999: £8 million) has been charged to the profit and loss account for appropriation to eligible employees. The shares to satisfy the appropriation will be purchased in the market by the Scheme trustees and retained in trust for employees for a period of three years.

Long Term Incentive Scheme

The Centrica Employees Share Trusts (the Trusts) were established to acquire ordinary shares of the Company, by subscription or purchase, with funds provided by the Company, to satisfy rights to shares on the vesting of allocations made under the Company's long-term incentive arrangements.

As at 31 December 2000, the Trusts had acquired 38 million ordinary shares, at a cost of £55 million (1999: 29 million ordinary shares at a cost of £32 million), financed by interest-free loans from the Company. During the year, awards made under the Long Term Incentive Scheme in March and October 1997 reached the conclusion of their respective performance periods, resulting in 3 million shares being transferred from trust in respect of awards held by employees who had left the Group. The remaining shares have a market value as at 31 December 2000 of £90 million (1999: £51 million). All administration costs are borne by the Group.

Details of the Long Term Incentive Scheme, in which executive directors participate, can be found in the remuneration report on page 22.

20 Reserves	Group				Company		
	Share premium account £m	Merger reserve £m	Profit and loss account[i] £m	Total £m	Share premium account £m	Profit and loss account[ii] £m	Total £m
As at 1 January 2000	3	467	275	745	3	489	492
Retained profit for the year[iii]	–	–	217	217	–	881	881
Issue of ordinary share capital[iv]	42	–	(34)	8	42	–	42
As at 31 December 2000	**45**	**467**	**458**	**970**	**45**	**1 370**	**1 415**

(i) Cumulative goodwill taken directly to the profit and loss reserve as at 31 December 2000 amounted to £85 million (1999: £85 million). This goodwill had been taken to reserves as a matter of accounting policy and will be charged in the profit and loss account should there be a subsequent disposal of the business to which it related.
(ii) As permitted by section 230(3) of the Companies Act 1985, no profit and loss account is presented for the Company. The Company's profit for the financial year was £993 million (1999: £96 million).
(iii) Exchange gains of £6 million (1999: £nil) on foreign currency borrowings have been offset in reserves against exchange losses, of an equivalent amount, on the net investment in overseas undertakings.
(iv) The share issue movement in the Group profit and loss account represented the difference between the share issue prices (being the market prices on the date of exercise of options) and the share option prices. This difference was funded by the Company and its subsidiaries. Shares were allotted to a qualifying share ownership trust, for subsequent transfer to eligible employees, who have exercised options.

21 Movement in shareholders' funds	Group 2000 £m	Group 1999 £m	Company 2000 £m	Company 1999 £m
Profit on ordinary activities after taxation for the financial year	**329**	182	**993**	96
Dividends	**(112)**	(100)	**(112)**	(100)
	217	82	**881**	(4)
Issue of shares net of reserves transfers	**9**	–	**43**	1
Net movement in shareholders' funds for the financial year	**226**	82	**924**	(3)
Shareholders' funds as at 1 January	**967**	885	**714**	717
Shareholders' funds as at 31 December	**1 193**	967	**1 638**	714

22 Pensions

Substantially all of the Group's employees as at 31 December 2000 were members of one of the four main schemes in the Group; the Centrica Staff Pension Scheme, the Centrica Engineers Pension Scheme, the AA Management Pension Scheme and the AA Staff Pension Scheme. These defined benefit schemes are funded to cover future pension liabilities in respect of service up to the balance sheet date. They are subject to independent valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employers' contributions which, together with the specified contributions payable by the employees and proceeds from the Schemes' assets, are expected to be sufficient to fund the benefits payable under the Schemes.

Independent actuarial valuations for funding purposes as at 31 March 1998 showed aggregate actuarial asset values and those values relative to benefits due to members, (calculated on the basis of pensionable earnings and services as at 31 March 1998 on an ongoing basis using the projected unit method) as follows:

	Asset values £m	Asset values relative to benefits %
Centrica Staff	490	113
Centrica Engineers	277	116
AA Management	185	103
AA Staff	490	100

The long-term assumptions applied to calculate Group pension costs, as agreed with the independent actuary, are set out below. For the Centrica schemes, these assumptions were the same as those used to determine funding requirements. For the AA schemes, the assumptions used for determining funding were different.

	2000 %	1999 %
Rate of price inflation and pension increases	**3.00**	3.00
Annual rate of return on investments	**7.25**	7.25
Future increases in earnings	**5.00**	5.00
Dividend growth	**3.75**	3.75

The pension costs arising, together with unfunded pension costs, and the reconciliation to the balance sheet provision was as follows:

	2000 £m	1999(i) £m
Regular pension costs	**77**	52
Amortisation of surplus	**(12)**	(6)
	65	46
Interest	**(6)**	(4)
Net pension costs	**59**	42
Contributions paid	**(45)**	(19)
Increase in provision for pension costs	**14**	23
Utilisation of restructuring provision	**–**	(3)
Balance sheet provision as at 1 January	**59**	39
Balance sheet provision as at 31 December	**73**	59

(i) AA net pension costs in 1999 were included for the last three months of the year only, being the post-acquisition period.

22 Pensions continued

Other retirement benefits

The Group has a commitment to provide post-retirement private medical insurance cover for certain AA current and past employees. The provision as at 31 December 2000 was established on an actuarial basis, assuming a 3% per annum real increase in premiums. The last actuarial valuation, as at 31 December 1998, disclosed a deficit of £0.7 million, which has since been fully provided. An independent actuarial valuation is undertaken at least every three years. The net cost to the Group of other retirement benefits was £0.9 million (1999: £0.3 million).

23 Notes to the Group cash flow statement

a) Reconciliation of operating profit to operating cash flow	2000 £m	1999 £m
Group operating profit	448	339
Exceptional charges	14	76
Group operating profit before exceptional charges	462	415
Amortisation of goodwill	60	13
Depreciation and amortisation	326	267
Impairment of tangible fixed assets	–	2
Provisions	41	30
Decrease/(increase) in working capital:		
Stocks – (increase)/decrease	(24)	48
Debtors – (increase)/decrease	(341)	297
Creditors – increase	615	381
	250	726
Cash inflow/(outflow) from operating activities before exceptional payments:		
Continuing operations before acquisitions	1 115	1 471
Acquisitions	24	–
Continuing operations	1 139	1 471
Discontinued operations	–	(18)
	1 139	1 453
Payments relating to exceptional charges[i]:		
Contract renegotiations	(30)	(63)
Restructuring costs	(38)	(30)
Discontinued operations' closure costs	(8)	(32)
Year 2000	–	(10)
	(76)	(135)
Cash inflow from operating activities after exceptional payments	1 063	1 318

(i) The relationship of exceptional payments to exceptional charges is explained in note 3 on pages 38 and 39.

b) Returns on investments and servicing of finance	2000 £m	1999 £m
Interest received	39	61
Interest paid	(34)	(25)
Interest element of finance lease rental payments	(18)	(17)
	(13)	19

c) Taxation paid	2000 £m	1999 £m
UK corporation tax paid	(147)	(167)
Overseas tax paid	(1)	–
Consortium tax relief received	1	4
	(147)	(163)

23 Notes to the Group cash flow statement continued

d) Capital expenditure and financial investment	2000 £m	1999 £m
Purchase of tangible fixed assets – acquisitions	**(6)**	–
– other operations	**(151)**	(142)
Sale of tangible fixed assets	**17**	12
Purchase of own shares	**(23)**	(10)
Loan to a joint venture	**(2)**	(3)
	(165)	(143)

e) Acquisitions	2000 £m	1999 £m
Payments on acquisition of subsidiary undertakings (see note 12)	**(516)**	(1 136)
Payments on acquisition of joint ventures	**(1)**	(12)
Payments of deferred consideration[i]	**(63)**	(13)
Total cash payments	**(580)**	(1 161)
Overdraft acquired	**(10)**	(1)
	(590)	(1 162)

(i) In 2000, payments of deferred consideration represented a capital payment on exercise of the Group's option to acquire the remaining 25% of the preference shares in Accord Energy Limited. In 1999, this represented preference dividends paid in relation to the change in the investment in Accord Energy Limited in 1997.

f) Management of liquid resources	2000 £m	1999 £m
Net sale of money market investments[i]	**92**	392

(i) Liquid resources comprised short-term deposits with banks which mature within one year of the date of inception.

g) Financing	2000 £m	1999 £m
Debt due within one year:		
Net (decrease)/increase in short-term borrowings	**(82)**	171
Repayment of loans	**(54)**	–
Capital element of finance lease rentals	**(32)**	(36)
Sale and leaseback of fixed assets	**–**	113
Issue of ordinary share capital	**9**	–
	(159)	248

23 Notes to the Group cash flow statement continued

h) Analysis of debt, net of cash and money market investments

	As at 1 January 2000 £m	Cash flow £m	Acquisitions (excluding cash and overdrafts) £m	Exchange adjustments £m	As at 31 December 2000 £m
Cash at bank and in hand	15	2	–	–	**17**
Overdrafts	(46)	(14)	–	–	**(60)**
		(12)			
Bank loans	–	53	(53)	–	**–**
Other borrowings	(195)	82	–	2	**(111)**
Loan notes due within one year	(6)	1	–	–	**(5)**
Obligations under finance leases	(184)	32	(3)	–	**(155)**
		168			
Current asset investments	289	(92)	–	–	**197**
	(127)	64	(56)	2	**(117)**

24 Commitments and contingencies

a) Capital expenditure

As at 31 December 2000, the Group had placed contracts for capital expenditure amounting to £45 million (1999: £53 million). There were £8 million of capital expenditure commitments for the Company (1999: £nil).

b) Decommissioning costs

Centrica plc and its wholly owned subsidiary, Hydrocarbon Resources Limited, have agreed to provide security to a subsidiary undertaking of BG Group plc, BG International Limited, which, as original licence holder for the Morecambe gas fields, will have exposure to decommissioning costs relating to the Morecambe gas fields should liabilities not be fully discharged by the Group. The security is to be provided when the estimated future net revenue stream from the Morecambe gas fields falls below 150% of the estimated cost of such decommissioning. The nature of the security may take a number of different forms and will remain in force unless and until the costs of such decommissioning have been irrevocably discharged and the relevant Department of Trade and Industry decommissioning notice in respect of the Morecambe gas fields has been revoked.

c) Lease commitments

As at 31 December 2000 operating lease commitments of the Group for the following year were:

	Land and buildings		Other	
	2000 £m	1999 £m	**2000 £m**	1999 £m
Expiring:				
Within one year	**3**	1	**12**	2
Between one and five years	**1**	5	**10**	14
After five years	**15**	18	**–**	–
	19	24	**22**	16

As at 31 December 2000 there were £2 million of land and building operating lease commitments for the Company (1999: £2 million). The Company has guaranteed operating lease commitments of a subsidiary undertaking as at 31 December 2000 of £4 million (1999: £4 million) in respect of land and buildings.

There were no commitments as at 31 December 2000 under finance leases entered into, but for which inception occurs after 31 December 2000 (1999: £nil), for the Group and Company.

d) Litigation

The Group has a number of outstanding disputes arising out of its normal activities, for which appropriate provisions have been made.

e) Guarantees and indemnities

The Company has a £935 million bilateral credit facility (1999: £935 million). Hydrocarbon Resources Limited and British Gas Trading Limited have guaranteed, jointly and severally, to pay on demand any sum which the Company does not pay in accordance with the facility agreement.

24 Commitments and contingencies continued

The Group has indemnified BG Group plc in respect of payments and/or losses, damages, claims, expenses or liabilities of any nature, arising out of or in connection with the Group's performance under certain long-term interruptible contracts which BG Group plc has guaranteed to third parties. Under the terms of the indemnity the Group will, in consideration of the guarantee, pay to BG Group plc a fee on each anniversary during the continuation of the guarantee.

The Company and BG Group plc have agreed, subject to certain limitations, to indemnify each other against certain actual and contingent liabilities associated with their respective businesses.

In relation to the sale and leaseback of Morecambe gas field tangible fixed assets recorded in these financial statements, the Company has given guarantees amounting to £205 million (1999: £205 million).

The Company has given guarantees to various counter-parties in relation to wholesale energy trading and to third parties in respect of gas production liabilities.

During the year the Company had a guarantee for £200 million which commenced on 1 December 2000. This guarantee was in favour of Transco (part of Lattice Group plc) to cover liabilities in place as at 31 December 2000 (1999: £250 million), relating to gas pipeline transportation charges. It was replaced with a similar guarantee commencing on 1 January 2001 for £250 million. This guarantee expired on 21 February 2001.

Following the closure of the Energy Centres operations in July 1999, guarantees have been signed on certain former Energy Centre properties as a result of the reassignment of leases.

f) Gas purchase contracts

The Group is contracted to purchase 65 billion therms of gas (1999: 78 billion therms) in Great Britain under long-term contracts at prices, mainly determined by various baskets of indices, which may exceed market prices from time to time. In the face of full competition in the market for gas, the Group's exposure has over a period of years been reduced by the renegotiation of lower volumes and/or prices under certain contracts and by entering into long-term sales contracts. Since January 1996 these actions, affecting 60 billion therms, have been achieved at a net present cost to the Group of £1,406 million. Whilst there remains uncertainty regarding future prices and market share, in the opinion of the directors, no general provision for onerous contract losses is required.

The total volume of gas to be taken under these long-term contracts depends upon a number of factors, including the actual reserves of gas that are eventually determined to be extractable on an economic basis. Based upon the minimum volume of gas that the Group is contracted to pay for in any year, the profile of the contract commitments, after taking account of the renegotiations referred to above, is estimated as follows:

	2000 million therms	1999 million therms
Within five years	**37 400**	42 400
After five years	**27 900**	35 700
	65 300	78 100

The directors do not consider it feasible to estimate the actual future cost of committed gas purchases as the Group's external weighted average cost of gas (WACOG) is subject to indexation. As a consequence of indexation, the Group's external WACOG for the three month period ended 31 December 2000 rose to 19.1 pence per therm. Applying this value would imply a Group financial commitment of approximately £12 billion (1999: £12 billion based on 15.6 pence per therm, being the external WACOG for that year).

The commitment profile is set out below:	**2000 £m**	1999 £m
Within one year	**1 900**	1 600
Between one and five years	**5 200**	5 000
After five years	**5 300**	5 600
	12 400	12 200

g) Other

The Group's use of financial instruments is explained in the financial review on pages 16 and 17 and in note 26 on pages 54 to 56. As at 31 December 2000, the Group had entered into forward starting interest rate swaps to a notional value of £100 million. These commence during April 2001 and effectively fix an interest rate of between 6.25% and 6.50% for a period of ten years.

25 Related party transactions

a) Joint ventures and associates	2000 £m	1999 £m
Purchases for the year ended 31 December:		
AccuRead Limited (a joint venture)	**33**	49
AG Solutions Limited (an associate)	**18**	28
Loans given in the year ended 31 December:		
Goldbrand Development Limited (a joint venture)	**2**	3
Loans outstanding as at 31 December:		
Goldbrand Development Limited (a joint venture)	**42**	40

All other transactions with joint ventures and associates were not material to the Group.

b) Pension schemes
In 2000 the Group incurred £1 million (1999: £1 million) of administrative costs relating to Group Pension Schemes.

26 Financial instruments
The Group's use of financial instruments is explained under the heading of 'Financial risk management' in the financial review on pages 16 and 17. The related accounting policies are explained in note 1 on page 36. As permitted within FRS 13, the disclosures set out below exclude short-term debtors and creditors, except for the information given in note 26b.

a) Interest rate risk profile of financial instruments
Financial assets
The interest rate risk profile of the Group's financial assets as at 31 December 2000 was as follows:

	2000 Canadian Dollar	1999 Canadian Dollar	2000 Sterling	1999 Sterling	2000 Total	1999 Total
Floating interest rate (£m)	**13**	–	**196**	302	**209**	302
Fixed interest rate (£m)	**–**	–	**49**	44	**49**	44
	13	–	**245**	346	**258**	346
Weighted average fixed interest rate (%)	**–**	–	**11.3**	11.6	**11.3**	11.6
Weighted average period for which rate is fixed (months)	**–**	–	**9**	17	**9**	17

With the exception of uncleared items, floating rate financial assets attract interest at rates mainly based upon LIBOR for periods of one year or less.

Financial liabilities
After taking into account forward foreign currency swaps, the interest rate profile of the Group's financial liabilities as at 31 December 2000 was as follows:

	2000 Canadian Dollar	1999 Canadian Dollar	2000 Sterling	1999 Sterling	2000 Total	1999 Total
Floating interest rate (£m)	**–**	–	**(321)**	(415)	**(321)**	(415)
Fixed interest rate (£m)	**(3)**	–	**(7)**	(16)	**(10)**	(16)
No interest payable (£m)	**–**	–	**(15)**	(28)	**(15)**	(28)
	(3)	–	**(343)**	(459)	**(346)**	(459)
Weighted average fixed interest rate (%)	**6**	–	**8.3**	8.2	**7.6**	8.2
Weighted average period for which rate is fixed (months)	**27**	–	**35**	30	**32**	30
Weighted average period for which no interest is payable (months)	**–**	–	**20**	11	**20**	11

With the exception of uncleared items, floating rate financial liabilities bear interest at rates based upon LIBOR for periods of one day to six months.

26 **Financial instruments** continued

b) Currency risk

Sterling and Canadian dollars were the functional currencies for all material operations in 2000 (1999: Sterling only). There were no material monetary assets and liabilities in currencies other than these functional currencies, except for £20 million of monetary assets denominated in Euros (1999: £14 million). These assets represented short-term cash flow timing differences on European gas trading. The cost of gas under long-term purchase contracts is dependent upon indices, which in part are influenced by US$ denominated oil prices. An element of the foreign (US$) exchange risk so arising is hedged using forward foreign currency contracts (see note 26g on page 56).

c) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities as at 31 December 2000 was as follows:

	2000			1999		
	Borrowings[i] £m	Other financial liabilities £m	Total financial liabilities £m	Borrowings[i] £m	Other financial liabilities £m	Total financial liabilities £m
In one year or less, or on demand	**205**	**8**	**213**	278	19	297
In more than one year but not more than two years	**34**	**2**	**36**	30	9	39
In more than two years but not more than five years	**92**	**4**	**96**	98	–	98
In more than five years	**–**	**1**	**1**	25	–	25
	331	**15**	**346**	431	28	459

(i) See note 16 on page 45.

d) Borrowing facilities

As at 31 December 2000, the Group had undrawn committed borrowing facilities, in which all conditions precedent had been met at that date, of £935 million (1999: £935 million). Of these facilities, 50% mature during 2001, whilst the remainder do not mature until 2003. In addition the Group has access to a number of uncommitted facilities.

The principal debt facility in use by the Group as at 31 December 2000 was a commercial paper programme of US$1 250 million (1999: US$1 250 million), of which US$166 million (£111 million) was drawn at that date, all of which had been swapped into Canadian dollars.

e) Fair values of financial assets and liabilities

The following table shows the book and fair values of the Group's financial instruments as at 31 December 2000:

	2000		1999	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Group's operations:				
Cash at bank and in hand and money market investments[i]	**214**	**214**	304	304
Other financial assets[ii]	**44**	**44**	42	42
	258	**258**	346	346
Bank loans and overdrafts[i]	**(60)**	**(60)**	(46)	(46)
Bills of exchange[i]	**–**	**–**	(69)	(69)
Commercial paper[iv]	**(111)**	**(111)**	(126)	(128)
Loan notes[i]	**(5)**	**(5)**	(6)	(6)
Finance lease borrowings[iii]	**(155)**	**(170)**	(184)	(202)
Other financial liabilities[i]	**(15)**	**(15)**	(28)	(28)
	(346)	**(361)**	(459)	(479)
Derivative financial instruments held to manage the Group's currency profile and energy price exposures:				
Forward foreign currency contracts[iv]	**–**	**2**	–	2
Energy derivatives[v]	**–**	**111**	–	8
Derivative financial instruments held for trading:				
Energy derivatives[v]	**(33)**	**(33)**	–	1

(i) Due to the nature and/or short maturity of these financial instruments, book values approximated to fair values.
(ii) *Fixed interest rate financial assets included a loan to a joint venture of £42 million (1999: £40 million). As at 31 December 2000, the interest rate charged on the loan reflected the inherent credit risk of the joint venture and accordingly the book value of the loan approximated to the fair value.*
(iii) Fair values of these financial instruments are based upon discounted cash flows, using discount rates based upon the Group's cost of borrowing.
(iv) Fair values have been determined by reference to closing exchange rates as at 31 December.
(v) The fair values of energy derivatives are calculated as the product of the volume and the difference between their strike or traded price and the corresponding market prices. The market price is based upon the corresponding closing price of that market. Where there is no organised market and/or the market is illiquid, the market price is based upon management estimates, taking into consideration all relevant current market and economic factors.

26 Financial instruments continued

f) Gains and losses on financial instruments held for trading

The net loss from trading in energy derivatives included in the Group profit and loss account for the year ended 31 December 2000 was £92 million (1999: gain of £10 million). Energy derivatives used for this purpose comprised energy futures, swaps, options and electricity contracts for differences. The net loss for the year mainly related to economic hedging activities established to partially protect the Group against a fall in the market price of gas. The net loss, which is partly realised and partly a provision at the year end, arose because of the rise in gas prices during the year and does not reflect the favourable impact of those increased gas prices on other wholesaling activities, or profits on other physical trades also included in the Group profit and loss account for the year.

g) Gains and losses on hedges

The Group uses financial instruments to hedge its currency, interest, energy price and weather exposures. Changes in the fair value of these derivatives used are not recognised in the financial statements until the hedged position itself is recorded therein. Unrecognised and deferred gains and losses on hedges arose as analysed below:

	Unrecognised			Deferred		
	Gains £m	Losses £m	Total net gains/(losses) £m	Gains £m	Losses £m	Total net gains/(losses) £m
Gains and (losses) as at 1 January 2000	33	(23)	10	3	(14)	(11)
Arising in previous years that were recognised in 2000	(26)	19	(7)	11	7	18
Gains and (losses) arising in previous years that were not recognised in 2000	7	(4)	3	14	(7)	7
Gains and (losses) arising in 2000[i]	165	(55)	110	2	5	7
Gains and (losses) as at 31 December 2000	**172**	**(59)**	**113**	**16**	**(2)**	**14**
Of which:						
Gains and (losses) expected to be recognised in 2001	90	(30)	60	8	(2)	6
Gains and (losses) expected to be recognised in 2002 or later	82	(29)	53	8	–	8

(i) Gains and losses arising in 2000 include those arising on Canadian energy derivatives, used to hedge against movements in the purchase price of gas in North America.

27 Post balance sheet events

a) Acquisition

As at 31 December 2000 the Group held a 27.5% interest in Energy America LLC (Energy America) via its Canadian subsidiary undertaking, Direct Energy Marketing Limited. On 19 January 2001, the Group acquired the remaining 72.5% of Energy America for US$56 million (£39 million). Energy America is an energy retailing company that sells gas and electricity to residential and small business customers, mainly on the eastern side of the United States.

b) Litigation

In March 2001 agreement was reached with Ordnance Survey to settle copyright action over the AA's use of the national mapping agency's maps. The settlement of £20 million payable over two years, was fully provided for as at 31 December 2000.

28 Principal undertakings

	Country of incorporation	% Group holding in ordinary shares and net assets	Principal activity
As at 31 December 2000[i]			
Subsidiary undertakings:			
AA Corporation Limited	England	100	Holding company
AA Reinsurance Company (Guernsey) Limited	Guernsey	100	Insurance services
Accord Energy Limited	England	100	Wholesale energy trading
Automobile Association Developments Limited	England	100	Roadside and financial services
Automobile Association Insurance Services Limited	England	100	Financial services
Automobile Association Underwriting Services Limited	England	100	Roadside and financial services
Avalanche Energy Limited	Canada	100	Gas production
British Gas Services Limited	England	100	Servicing and installation of gas heating systems
British Gas Trading Limited	England	100	Energy supply
Centrica Insurance Company Limited	Isle of Man	100	Insurance services
Centrica Overseas Holdings Limited	England	100	Holding company
Centrica Resources Limited	England	100	Gas production
Direct Energy Marketing Limited	Canada	100	Energy supply
GB Gas Holdings Limited	England	100	Holding company
Goldfish Guides On-Line Limited	England	100	Online consumer services
Hydrocarbon Resources Limited	England	100	Gas production from the Morecambe fields
The Automobile Association Limited	Jersey	100	Roadside services
Joint ventures:			
AccuRead Limited	England	49	Meter reading
Centrica Personal Finance[ii]	England	50	Financial services
Centrica Personal Finance Limited	England	50	Financial services
Energy America LLC	USA	27.5	Energy supply
Goldbrand Development Limited	England	50	Financial services
Motorfile Limited	England	50	Used car data checking
Spalding Energy Company Limited[iii]	Cayman Islands	42	Power generation
Associates:			
AG Solutions Limited[iv]	England	40	Computer consultancy

(i) All principal undertakings were indirectly held by the Company, except for GB Gas Holdings Limited, which was a direct subsidiary undertaking.
(ii) Centrica Personal Finance is unincorporated and its principal place of business is Capital House, Queen's Park Road, Handbridge, Chester CH88 3AN.
(iii) GB Gas Holdings Limited holds 50% of the voting rights.
(iv) AG Solutions Limited has an accounting reference date of 31 March.

Five year summary

Results

for the year ended 31 December	1996 £m	1997 £m	1998 £m	1999 £m	**2000 £m**
Turnover	8 125	7 842	7 481	7 217	**9 933**
Operating profit/(loss) (before exceptional charges and goodwill amortisation) including our share of joint venture and associates' results:					
Energy supply (Great Britain)	230	288	253	456	**545**
Energy supply (North America)	–	–	–	–	**8**
Home services	(196)	(49)	9	20	**26**
Road services	–	–	–	(3)	**25**
Financial services	(6)	(15)	(12)	(8)	**9**
Telecommunications	–	–	–	–	**(49)**
Other businesses	(66)	(45)	(37)	(41)	**(24)**
	(38)	179	213	424	**540**
Exceptional charges	(857)	(835)	(85)	(136)	**(14)**
Goodwill amortisation	–	–	–	(13)	**(60)**
Earnings	(1 058)	(789)	91	182	**329**
	Pence	Pence	Pence	Pence	**Pence**
Earnings/(loss) per ordinary share	(24.1)	(17.9)	2.1	4.3	**8.3**

Cash flows

for the year ended 31 December	1996 £m	1997 £m	1998 £m	1999 £m	**2000 £m**
Cash inflow from operating activities before exceptional payments	43	1 028	870	1 453	**1 139**
Exceptional payments	(905)	(653)	(211)	(135)	**(76)**
Acquisitions	–	3	(101)	(1 162)	**(590)**
Cash (outflow)/inflow before use of liquid resources and financing	(907)	224	332	(690)	**55**

Assets and liabilities

as at 31 December	1996 £m	1997 £m	1998 £m	1999 £m	**2000 £m**
Fixed assets – intangible	–	–	10	992	**1 309**
– tangible and investments	1 913	1 776	1 937	1 913	**1 993**
Net current assets/(liabilities)	1 407	897	421	(346)	**(535)**
Long-term creditors and provisions	(1 124)	(1 351)	(1 483)	(1 592)	**(1 574)**
Net assets	2 196	1 322	885	967	**1 193**
(Debt), net of cash and money market investments	(178)	41	223	(127)	**(117)**

Information for shareholders

Shareholder product information line

Shareholders wishing to find out more about any of our products and services may telephone the Centrica shareholder product and services information line on 0845 600 1900. The information line is open Monday to Friday 8am – 8pm and Saturday 8am – 6pm. Alternatively, shareholders can register an interest in receiving information about our products and services in the investor information section of Centrica's website at centrica.com.

Being a Centrica shareholder

Details of all shareholdings are held on Centrica's shareholder register. This register is maintained on Centrica's behalf by Lloyds TSB Registrars who are responsible for updating all changes to the register, including details of changes to shareholders' addresses and purchases or sales of Centrica shares. Shareholders who have questions about their shareholding in Centrica should contact Lloyds TSB Registrars on our helpline 0870 600 3985 or text phone 0870 600 3950 or, if they prefer, they may write to them at:

Lloyds TSB Registrars, The Causeway, Worthing,
West Sussex BN99 6DA.

Dividend payments

Centrica normally declares two dividends each year. The interim dividend is usually paid in late November and the final dividend is recommended to shareholders for approval at the annual general meeting and is normally paid in June.

Direct dividend payments

Centrica operates a service that pays dividends automatically into shareholders' bank or building society accounts. This service gives shareholders a number of benefits and also helps Centrica improve its efficiency by reducing postage and cheque clearance costs. The benefits include:

- there being no chance of the dividend cheque going missing in the post; and
- the dividend payment being received quicker as the cash is paid direct into the account on the payment date without the need to wait for the cheque to clear.

Shareholders wishing to register for this service should call the Centrica shareholder helpline (0870 600 3985) and request a direct dividend payment form. The form is also available from the Centrica website.

The Centrica website

The Centrica website has recently been relaunched and may be found at centrica.com.

The investor information section of the website contains up to date information for shareholders such as the Company's latest results and key dates such as dividend payment dates. It also holds historical details such as past dividend payment dates and amounts.

Electronic communications

Changes in legislation have made it possible for the Company to communicate with shareholders electronically, rather than by post. Shareholders who wish to take advantage of this service may do so by registering their e-mail address on the 'Shareview' website. The Shareview website, which is operated by the Company's registrar (Lloyds TSB Registrars) can be accessed via the investor information section of the Centrica website at centrica.com.

The Company's annual report is available on the Centrica website and, by registering on the Shareview website, shareholders may receive an electronic notification when the Company's annual reports and notices of general meetings become available each year. Shareholders may also be able to complete and return voting papers for the Company's annual general meetings electronically.

Registration is free and easy to complete. All that is required for registration is a shareholder reference number which is shown on shareholders' tax vouchers and share certificates.

Once a shareholder is registered on the Shareview service, they may also look up a range of information including the number of Centrica shares held, the registered name and address details and information held for dividend payment instructions.

Share price information

Shareholders can find share prices listed in most national newspapers. Ceefax and teletext pages also display share prices that are updated regularly throughout the trading day. The Centrica share price may also be viewed on the Centrica website at www.centrica.com. For an accurate buying or selling price a stockbroker or high street bank should be contacted.

Shareholders may confirm the number of Centrica shares they hold by calling the Centrica shareholder helpline (0870 600 3985).

Duplicate shareholder accounts

Shareholders who receive more than one copy of Centrica communications may have shares registered inadvertently in at least two accounts. This happens when the registration details of separate transactions differ slightly. To rectify this situation, shareholders should write to Lloyds TSB Registrars to request that the holdings are consolidated.

Financial calendar

Ex-dividend date for 2000 final dividend	2 May 2001
Record date for 2000 final dividend	4 May 2001
Annual general meeting Whittle & Fleming Rooms, The Queen Elizabeth II Conference Centre, Broad Sanctuary, London SW1P 3EE	14 May 2001
Dividend payment date	21 June 2001
2001 interim results announced	6 September 2001

Information for shareholders continued

Frequent shareholder enquiries

Notifying the Company of a change of address

Shareholders should notify the Company's registrar, Lloyds TSB Registrars, in writing. If shares are held in joint names, the notification must be signed by the first named shareholder.

Notifying the Company of a change of name

To ensure the details of a shareholding are correct, notification of a change of name should be made in writing to Lloyds TSB Registrars. A copy of any marriage certificate or change of name deed should also be included as evidence of the name change.

Transferring Centrica shares

Transferring shares to someone else requires the completion of a stock transfer form. These forms are available by calling the Centrica shareholder helpline (0870 600 3985). Stamp duty is not normally payable if there is no money or other consideration changing hands in exchange for the shares.

Lost Centrica share certificate

Shareholders who lose their share certificate or have their certificate stolen should inform Lloyds TSB Registrars immediately by calling the Centrica shareholder helpline (0870 600 3985).

Useful historical information

Demerger

Centrica plc traded on the London Stock Exchange for the first time on 17 February 1997, the date of demerger from British Gas plc. Shares were acquired in Centrica plc at demerger from British Gas plc on the basis of one Centrica share for every British Gas plc share held at demerger. Shares in Centrica plc, acquired on demerger, are treated as having a base cost for Capital Gains Tax purposes (calculated in accordance with taxation legislation) of 64.25 pence.

Share capital consolidation

On 10 May 1999, the ordinary share capital of Centrica plc was consolidated on the basis of nine new ordinary shares of 5 5/9 pence for every ten ordinary shares of 5 pence held on 7 May 1999. The consolidation was linked to the payment of a special dividend of 12 pence per ordinary share on 23 June 1999.

Report in alternative formats

As part of our commitment to shareholders with disabilities, we are happy to send on request, literature in the following formats:

- large print;
- Braille; and
- audio tape.

Shareholders who wish to receive all future shareholder communications in one of these alternative formats should register their name, address, shareholder reference number and preferred format with Lloyds TSB Registrars.

American Depositary Receipts

Centrica has an American Depositary Receipt (ADR) programme. The ADRs, each of which is equivalent to ten ordinary Centrica shares, are issued by The Bank of New York. For enquiries, please contact:

The Bank of New York
Investor Relations
PO Box 11258, Church Street Station,
New York NY 10286-1258

Telephone: 1 888 BNY ADRs in the US or 00 1 908 769 9835 from outside the US.

Analysis of shareholders as at 31 December 2000

Distribution of shares by the type of shareholder	Holdings	Shares
Nominees	11 051	3 216 799 551
Limited companies	1 236	70 384 359
Banks	40	453 438
Insurance companies	22	86 389 297
Pension funds	38	8 490 798
Other corporate bodies	792	29 542 052
Male	638 811	310 109 460
Female	511 836	218 690 528
Joint account	169 696	72 559 393
Individuals	1 320 343	601 359 381
Total	1 333 522	4 013 418 876

Size of shareholding	Number of shareholders	Number of shares held
1 – 500	1 011 459	251 682 485
501 – 1 000	212 061	145 829 481
1 001 – 5 000	101 479	171 527 541
5 001 – 10 000	5 167	35 621 847
10 001 – 50 000	1 786	34 483 736
50 001 – 100 000	319	23 288 656
100 001 – 1 000 000	876	328 774 947
1 000 001 and above	375	3 022 210 183
Total	1 333 522	4 013 418 876

Centrica plc

Company registered in England No 3033654
Registered office: Charter Court, 50 Windsor Road, Slough, Berkshire SL1 2HA
Telephone: 01753 758 000 Fax: 01753 758 011
www.centrica.com.

Index

Centrica plc
Company registered in England No. 3033654
Registered office: Charter Court, 50 Windsor Road,
Slough, Berkshire SL1 2HA
www.centrica.com

Designed and produced by Addison